SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

TELECOM ARGENTINA S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$ : US dollar

$6.521 = US$1 as of December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

In our opinion, the accompanying consolidated statements of financial position, the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing on page F-2. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buenos Aires, Argentina

February 27, 2014

PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)
Alejandro P. Frechou

TELECOM ARGENTINA S.A.

Management’s Report on Internal Control Over Financial Reporting

Telecom Group’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Telecom Group as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Telecom Group;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Telecom Group are being made only in accordance with authorizations of Management and directors of Telecom Group; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telecom Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Telecom Group’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, Management concluded that the Telecom Group’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of Telecom Group’s internal control over financial reporting as of December 31, 2013 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which is included herein.

Buenos Aires, Argentina

February 27, 2014

Stefano De Angelis	Adrián Calaza
Chief Executive Officer	Chief Financial Officer

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
	Note	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	4	5,224	3,160
Investments	4	123	563
Trade receivables	5	2,986	2,181
Other receivables	6	646	449
Inventories	7	772	633

Total current assets		9,751	6,986

Non-Current Assets
Trade receivables	5	21	23
Deferred income tax asset	14	128	62
Other receivables	6	242	119
Investments	4	243	70
Property, plant and equipment	8	11,226	9,035
Intangible assets	9	1,519	1,514

Total non-current assets		13,379	10,823

TOTAL ASSETS		23,130	17,809

LIABILITIES
Current Liabilities
Trade payables	10	6,130	3.659
Deferred revenues	11	423	362
Financial debt	12	15	43
Salaries and social security payables	13	741	635
Income tax payables	14	801	458
Other taxes payables	15	667	552
Other liabilities	16	49	40
Provisions	17	224	134

Total current liabilities		9,050	5,883

Non-Current Liabilities
Trade payables	10	1	20
Deferred revenues	11	453	329
Financial debt	12	220	101
Salaries and social security payables	13	118	128
Deferred income tax liabilities	14	126	220
Income tax payables	14	10	12
Other liabilities	16	68	51
Provisions	17	1,033	907

Total non-current liabilities		2,029	1,768

TOTAL LIABILITIES		11,079	7,651

EQUITY
Equity attributable to Telecom Argentina (Controlling Company)		11,783	9,959
Equity attributable to non-controlling interest		268	199

TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	19	12,051	10,158

TOTAL LIABILITIES AND EQUITY		23,130	17,809

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2013	2012	2011
Revenues	21	27,287	22,117	18,498
Other income	21	63	79	30

Total revenues and other income		27,350	22,196	18,528

Employee benefit expenses and severance payments	22	(4,152)	(3,269)	(2,609)
Interconnection costs and other telecommunication charges	22	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	22	(2,641)	(2,109)	(1,719)
Taxes and fees with the Regulatory Authority	22	(2,689)	(2,018)	(1,595)
Commissions	22	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	22	(3,111)	(2,043)	(1,640)
Advertising	22	(656)	(660)	(599)
Cost of VAS	22	(708)	(326)	(182)
Provisions	17	(270)	(153)	(225)
Bad debt expenses	5	(283)	(275)	(169)
Recovery of restructuring costs / (restructuring costs)	22	8	(90)	—
Other operating expenses	22	(1,252)	(1,027)	(785)
Depreciation and amortization	22	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	22	(173)	8	22

Operating income	23	4,518	3,966	3,857
Finance income	24	1,416	570	316
Finance expenses	24	(888)	(341)	(236)

Income before income tax expense		5,046	4,195	3,937
Income tax expense	14	(1,792)	(1,463)	(1,395)

Net income for the year		3,254	2,732	2,542

Attributable to:
Telecom Argentina (Controlling Company)		3,202	2,685	2,513
Non-controlling interest		52	47	29

		3,254	2,732	2,542

Earnings per share attributable to Telecom Argentina
Basic and diluted	25	3.27	2.73	2.55

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011

Net income for the year	3,254	2,732	2,542

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	140	91	27
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	91	27

Total comprehensive income for the year	3,387	2,823	2,569

Attributable to:
Telecom Argentina (Controlling Company)	3,285	2,745	2,532
Non-controlling interest	102	78	37

	3,387	2,823	2,569

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjust- ment	Capital nominal value	Inflation adjust- ment	Treasury shares acquisition cost	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for future dividends payments	Voluntary reserve for capital investments	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2011	984	2,688	—	—	—	359	—	—	—	—	28	2,345	6,404	107	6,511

Legal Reserve (2)	—	—	—	—	—	91	—	—	—	—	—	(91)	—	—	—
Dividends (2)	—	—	—	—	—	—	—	—	—	—	—	(915)	(915)	—	(915)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	2,513	2,513	29	2,542
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	19	—	19	8	27

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	19	2,513	2,532	37	2,569

Balances as of December 31, 2011	984	2,688	—	—	—	450	—	—	—	—	47	3,852	8,021	144	8,165

Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Legal Reserve (4)	—	—	—	—	—	122	—	—	—	—	—	(122)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	—	2,553	—	(2,553)	—	—	—
Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	(807)	(807)	—	(807)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	2,685	2,685	47	2,732
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	60	—	60	31	91

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	60	2,685	2,745	78	2,823

Balances as of December 31, 2012	984	2,688	—	—	—	572	—	—	—	2,553	107	3,055	9,959	199	10,158

(1)	As of December 31, 2012 and 2011, there were 984,380,978 shares issued and fully paid.
(2)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 7, 2011.
(3)	As approved by the Núcleo’s Ordinary Shareholders’ Meeting held on March 16, 2012.
(4)	As approved by the Ordinary Shareholders’ Meeting held on April 27, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

(In millions of Argentine pesos)

	Equity attributable to Telecom Argentina (Controlling Company)
	Owners Contribution
	Outstanding shares		Treasury shares
	Capital nominal value (1)	Inflation adjust- ment	Capital nominal value (1) (2)	Inflation adjust- ment (2)	Treasury shares acquisition cost (2)	Legal reserve	Special reserve for IFRS implemen- tation	Voluntary reserve for future dividends payments	Voluntary reserve for capital investments (2)	Voluntary reserve for future investments	Deferred results	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2013	984	2,688	—	—	—	572	—	—	—	2,553	107	3,055	9,959	199	10,158

Dividends from Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
Legal Reserve (4)	—	—	—	—	—	134	—	—	—	—	—	(134)	—	—	—
Special reserve for IFRS implementation (4)	—	—	—	—	—	19	351	—	—	—	—	(370)	—	—	—
Voluntary reserve for future dividends payments (4)	—	—	—	—	—	—	—	1,000	—	—	—	(1,000)	—	—	—
Voluntary reserve for capital investments (4)	—	—	—	—	—	—	—	—	1,200	—	—	(1,200)	—	—	—
Voluntary reserve for future investments (4)	—	—	—	—	—	—	—	—	—	351	—	(351)	—	—	—
Treasury Shares Acquisition (2)	(15)	(42)	15	42	(461)	—	—	—	—	—	—		(461)	—	(461)
Dividends (5)	—	—	—	—	—	—	—	(1,000)	—	—	—	—	(1,000)	—	(1,000)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	—	3,202	3,202	52	3,254
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	83	—	83	50	133

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	—	83	3,202	3,285	102	3,387

Balances as of December 31, 2013	969	2,646	15	42	(461)	725	351	—	1,200	2,904	190	3,202	11,783	268	12,051

(1)	As of December 31, 2013, total shares (984,380,978), of $1 argentine peso of nominal value each, were issued and fully paid. As of December 31, 2013; 15,221,373 were treasury shares.
(2)	Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 1.55% of total capital. The treasury shares acquisition costs amounted to 461. See Note 19 – Equity to the consolidated financial statements.
(3)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013.
(4)	As approved by the Ordinary Shareholders’ Meeting held on May 21, 2013 (second tranche).
(5)	As approved by the Board of Directors’ meeting held on December 13, 2013 (second tranche).

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,254	2,732	2,542
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		396	297	187
Depreciation of property, plant and equipment	8	1,983	1,792	1,538
Amortization of intangible assets	9	890	820	620
Consumption of materials	8	147	125	104
Gain on disposal of property, plant and equipment	22	(14)	(8)	(22)
Impairment of property, plant and equipment	22	187	—	—
Recovery of restructuring costs/(restructuring costs)	22	(8)	54	—
Provisions	17	345	235	341
Interest and other financial results		(199)	(104)	6
Income tax expense	14	1,792	1,463	1,395
Income tax paid	4.b	(1,609)	(1,647)	(1,316)
Net increase in assets	4.b	(1,661)	(925)	(732)
Net increase in liabilities	4.b	1,636	195	654

Total cash flows provided by operating activities		7,139	5,029	5,317

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	4.b	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment		21	13	39
Investments not considered as cash and cash equivalents	4.b	283	(632)	20

Total cash flows used in investing activities		(3,894)	(3,945)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	208	47	—
Payment of financial debt	4.b	(157)	(63)	(36)
Payment of interest	4.b	(16)	(13)	(14)
Payment of cash dividends	4.b	(981)	(830)	(915)
Treasury shares acquisition	4.b	(461)	—	—

Total cash flows used in financing activities		(1,407)	(859)	(965)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		226	117	31

INCREASE IN CASH AND CASH EQUIVALENTS		2,064	342	1,442
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4.b	3,160	2,818	1,376

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	4.b	5,224	3,160	2,818

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

Company: Telecom Argentina S.A. and its consolidated subsidiaries.

CPP (Calling Party Pays): The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedad Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Nortel: Nortel Inversora S.A., the parent company of the Company.

NP: Number Portability Regime, for mobile services in Argentina.

Núcleo: Núcleo S.A.

NYSE: Ney York Stock Exchange.

OCI: Other Comprehensive Income.

TELECOM ARGENTINA S.A.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

PEN (Poder Ejecutivo Nacional): Argentine National Government.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

SAC: Subscriber Acquisition Costs. See Note 3.i).

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A.

Springville: Springville S.A.

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Mobile Cellular Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Telco S.p.A.: A joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A. and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A. and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

Universal Service or SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value-Added Services (VAS): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

VPP (Valor Patrimonial Proporcional): Equity method.

TELECOM ARGENTINA S.A.

Note 1 – Description of business and basis of preparation of the consolidated financial statements

a)	The Company and its operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom USA	100.00%		09.12.00
Micro Sistemas (ii)	99.99%		12.31.97
Personal	99.99%		07.06.94
Springville (iii)	100.00%	Personal	04.07.09
Núcleo (iv)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iii)	On February 10, 2014 Personal´s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014 (as described in Notes 29 and 32 to these consolidated financial statements). Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iv)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

b)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group´s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c)	Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

TELECOM ARGENTINA S.A.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors’ meeting held on February 27, 2014.

d)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•	the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

Note 2 - Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the CNC. The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental Decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

TELECOM ARGENTINA S.A.

(b) Licenses granted as of December 31, 2013

As of December 31, 2013, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	VAS, data transmission, videoconferencing and transportation of audio and video signals; and

•	Internet access.

As of December 31, 2013, the Company’s subsidiaries have been granted the following licenses:

•	Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. This auction was discontinued by SC Resolution No. 71/12 for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum, incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to ARSAT the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis - Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate.”

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2,155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network”, in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

In addition, by Article 2 of that Decree, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network”.

TELECOM ARGENTINA S.A.

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

(c) Revocation of the licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	an interruption of all or a substantial portion of the service;

•	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

•	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

•	a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting right capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2013, all Nortel’s ordinary shares belong to Sofora. Additional information in Note 27);

•	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

•	the Company’s bankruptcy.

If the license of the Company was revoked, Nortel must transfer its stake in the Company to the Regulatory Authority in trust for subsequent sale through public auction.

After the sale of the shares to a new management group, the Regulatory Authority may renew the license to the Company under terms to be determined.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	any voluntary insolvency proceedings or bankruptcy of Personal;

•	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

•	repeated interruptions of the services;

•	any voluntary insolvency proceedings or bankruptcy of Núcleo;

•	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

TELECOM ARGENTINA S.A.

•	Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having the Company fulfilled with all its obligations, as of the date of issuance of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the NP.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the NP, covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

On November 4, 2013, the SC, through its Resolution No. 21/13, modified the NP Process approved by SC Resolution No. 98/10, providing among other things that the period for the same cannot be more than five business days starting from the receipt of the application by the Database Administrator.

•	Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

TELECOM ARGENTINA S.A.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by the Company and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of issuance of these consolidated financial statements, the auction is in pre-award stage.

TELECOM ARGENTINA S.A.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/08. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provided that telecommunications services providers would affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,457 (unaudited). This receivable has not yet been recorded as of December 31, 2013 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $1,220 since July 2007 to date and which are included in the abovementioned receivable - did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

On August 21, 2012, the Company was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service” provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

TELECOM ARGENTINA S.A.

The Company’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $534 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. The Company has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative resource against the SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under claim of those concepts in their monthly calculations.

The Management of Personal could not assure that this issue would be favorably resolved at the administrative stage.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

TELECOM ARGENTINA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1⁄2 hours	Fine of approximately $0.6.

06/12/2012	Personal	2 1⁄2 hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed Resolution SC N° 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

(g) Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3.797/13 was published in the Official Gazette on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

TELECOM ARGENTINA S.A.

As of the date of issuance of these financial statements, the Company and Personal are analyzing the operational aspects required by the new regulations as well as its economic impact and applicable actions to be taken. The enforceability of this Resolution is subject to compliance with certain steps for its implementation with prior approval by the CNC.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). As of the date of issuance of these financial statements, the period for such public comment has expired. The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry.

(i) Change in the valuation method of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the valuation method of calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

The resolution requires providers of mobile communications services to adopt appropriate measures for the implementation of the new valuation method within sixty (60) calendar days from the publication of the Resolution for current users, and within fifteen (15) calendar days from publication for new users.

The resolution also establishes that the prices for each type of service plan, as well as the commercial conditions for all service plans, must be reasonable and non-discriminatory, and shall be submitted to the Enforcement Authority no less than (60) calendar days prior to their becoming effective.

As of the date of issuance of these financial statements, Personal’s Management has filed a request for extension of the time limits required by the resolution. However, Personal’s Management has made the necessary implementations to comply with the new provisions.

(j) Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

During 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 have had twice the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the year ended on December 31, 2013 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $117 (vs. $51 in FY12 or +129%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Company’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of prescription of charges and penalties received at the end of fiscal year 2013.

TELECOM ARGENTINA S.A.

(k) Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, the Company paid, mostly during fiscal year 2000, reduced social security contribution rates.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

The Company made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by the Company. The Company had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, the Company recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by the Company.

As of December 31, 2013, the Company has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows the Company to offset the receivables with existing and/or future regulatory duties and the intention of the Company is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2013, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, the Company has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(l) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

On December 1, 1999, SC Resolution No. 4,269/99 approved results arising from the application of the methodology outlined by SC Resolution No. 1,801/97, through which experts from the Buenos Aires National University verified the income variation of Telecom Argentina and Telefónica, for a term of two years, resulting from rate rebalancing of February 1997. The mentioned institution determined an increase in the income of the Company as a result of the rate rebalancing of approximately $9.5 during the two years observed.

In December 2007, the Regulatory Authority notified the Company that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, the Company recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, the Company has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by the Company of $3.1 plus interest. The Company has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (k) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to October 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by the Company it can be offset with the Resolution No. 41/07 receivables.

TELECOM ARGENTINA S.A.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. The Company has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (m) below).

In April 2007, the Company provided the CNC with supporting documentation on this amount for its audit. The Company had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by the Company and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, the Company has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves above mentioned in k).

(m) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all rates were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Rates were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of rates;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of rates for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

TELECOM ARGENTINA S.A.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the rates at the date set in the LOU.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN, within the framework of the renegotiation of its license, begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

•	The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

•	The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

•	Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

•	An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Shareholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina - Inversiones S.L. have timely fulfilled the Agreement’s commitments.

As of the date of issuance of these financial statements, the Company continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of the Company that the renegotiation agreement process will be satisfactorily completed.

TELECOM ARGENTINA S.A.

(n) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for the Company to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

Note 3 – Significant accounting policies

a)	Going concern

The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Company’s foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

c)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

TELECOM ARGENTINA S.A.

d)	Consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2013, 2012 and 2011.

Control exists when the investor (Telecom Argentina) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and have been prepared in accordance with the same accounting policies.

e)	Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Company discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Company and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Company’s principal sources of revenues are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services when they are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

TELECOM ARGENTINA S.A.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 9 years in the case of fixed telephony).

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Revenue on construction contracts recognized in year ended December 31, 2013 amounted to $19, of which $12 are receivables. The agreement provides finance within 48 months from April 2014, the date when the implementation of the project is estimated. No revenue on construction contracts were recorded for year 2012. Revenue on construction contracts recognized in year ended December 31, 2011 amounted to $25.

Cost on construction contracts recognized in year ended December 31, 2013 amounted to $16. No cost on construction contracts were recorded for year 2012. Cost on construction contracts recognized in year ended December 31, 2011 amounted to $14.

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits. Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls. Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

TELECOM ARGENTINA S.A.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Company and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f)	Financial instruments

f.1) Financial assets

Telecom Group early adopted IFRS 9 in its first consolidated financial statements prepared in accordance with IFRS as issued by the IASB (thus, in its consolidated financial statements as of December 31, 2010).

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

TELECOM ARGENTINA S.A.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies’ notes and Government bonds (where in both cases the intention of Personal is held to maturity) are recorded at amortized cost. During 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII – which have reached the maturity date and have been collected as of the date of these consolidated financial statements – and Boden 2015), which bear an annual interest of 7%, also in US Dollars. These Government bonds are measured at amortized cost. However, since they are denominated in US Dollars and bear an interest in this foreign currency, for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these Government bonds are included in Financial expenses as Foreign currency exchange gains or losses.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IFRS 9 when they meet the conditions for hedge accounting.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

TELECOM ARGENTINA S.A.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2013 and 2012, see Note 20.

g)	Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Company considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h)	PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment and software	3-5
Telephony equipment and instruments	5-10
Installations	3-10

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

TELECOM ARGENTINA S.A.

i)	Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

- Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 9 years.

- PCS license (Argentina)

The Company, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 60 months through fiscal year 2016.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

TELECOM ARGENTINA S.A.

j)	Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. The Company recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2013 the Telecom Group holds finance leases which represent current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1. The total payment for these capital leases upon maturity amounts to $31.

A summary by major class of fixed assets covered by finance leases as of December 31, 2013 is as follows:

	Book value	Lease terms	Amortization period
PP&E - Computer equipment	53	3 years	3 years
Accumulated depreciation	(26)

Net value	27

	Book value	Lease terms	Amortization period
PP&E - Transmission equipment	3	2 years	5 years
Accumulated depreciation	(1)

Net value	2

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Company leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

k)	Impairment of intangible assets and PP&E

At every annual or interim closing date, the Company assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash-generating unit to which the asset belongs. The Company considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

TELECOM ARGENTINA S.A.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Company as of December 31, 2013 and 2012 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the year presented, the Company estimates that does not exist indicators of impairment of assets that are subject to amortization, with the exception of those referred to in the following paragraphs.

During 2013, Personal has assessed the recoverable value of a group of assets recorded in PP&E related to pricing and billing systems related to prepaid and postpaid subscribers. Because of the low performance and for the reason that the system does not meet the objectives established for its implementation, Personal´s Management decided the discontinuation of the system. As a whole, Personal has recorded an impairment for a total amount of $65 equivalent to the carrying value of these assets.

Additionally, Telecom Argentina assessed the recoverable value of certain assets related to projects entered into with the public sector and the private sector, and given the current uncertainties regarding the future development and the future cash flows associated to this group of assets; the Company’s Management recorded an impairment loss of approximately $122. The amount of this impairment loss will be re-assessed periodically.

These impairments are included in operating expenses under the item line “Impairment of PP&E”.

l)	Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2013	2012	2011
Discount rate (1)	8.0% - 10.8%	4.1% – 13.1%	5.6% – 12.1%
Projected increase rate in compensation (2)	15.0% - 25.0%	15.0% – 25.2%	15.0% – 25.7%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three financial years.

In accounting for these pension benefits, IAS 19 revised (Employee benefits) issued by the IASB in June 2011 has been applied. IAS 19 revised introduced changes related to the recognition of actuarial gains and losses, the disclosure of re-measurements of net defined benefit liability / asset (requiring its recognition in Other comprehensive income), as well as additional disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after January 1, 2013. The adoption of such standard would result in a reduction of $0.2 in Retained Earnings at the beginning of the fiscal year 2013 with counter entry in Other Comprehensive Income. Given the immateriality of this change Telecom Group beginning balances have not been modified, and this IAS 19 revised has been applied starting from fiscal year 2013.

Additional information on pension benefits is provided in Note 16.

TELECOM ARGENTINA S.A.

•	Legal fee

Pursuant to Law No. 26,476 - Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), the Company is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)	Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

-	Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants shall be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Company opted the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n)	Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

TELECOM ARGENTINA S.A.

As of December 31, 2012, restructuring debt represented the indemnities that were payable for the layoffs related to the restructuring plan that the Telecom Group began by the end of 2012 which was finished on June 2013. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

o)	Taxes payables

The Company is subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences. The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN set out regulatory clarifications in this matter through the Decree N 2,334/13

•	Results derived from transfers of stocks

As from the amendment’s effective date, results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the kind of beneficiary who realizes the gain. The effective tax rate applicable is 15%. Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when the latter are listed on stock exchange markets (as in the case of Telecom Argentina’s shares) and the gains are realized by individual or undivided estates residents in Argentina.

Gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are also subject to income tax. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

TELECOM ARGENTINA S.A.

•	Dividend distributions

Dividends and other profits paid in cash or in kind —except for stock dividends or quota dividends—, by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Telecom Argentina to Nortel and those from Personal to Telecom Argentina and Nortel) and regardless of, if applicable, the so called “Equalization Tax”.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 4.7% and 4.4% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p)	Provisions

The Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)	Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

TELECOM ARGENTINA S.A.

r)	Finance income and expenses

Finance income and expenses include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	gains and losses on foreign exchange and financial instruments (including derivatives);

•	other financial results.

s)	Treasury Share Acquisition

In connection with the Treasury Shares Acquisition Process described in Note 19 d) to the consolidated financial statements, the Company has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by the Company must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

t)	Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year (see Note 25).

u)	Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area		Accounting estimates
Revenues	Revenue recognition is influenced by:
	•	the expected duration of the relationship with the customer for revenues from upfront connection fees;
	•	the estimation of traffic measures.

Useful lives and residual value of PP&E and Intangible assets	PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.

Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Company estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note for a total amount of $187. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Company’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability which contemplates rate adjustments for regulated services. Considering these assumptions, the Company’s Management believes that its fixed assets are recoverable.

TELECOM ARGENTINA S.A.

Financial statement item / area	Accounting estimates
Intangible assets with indefinite useful life—PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets	Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections and on conservative tax planning.

Receivables and payables valued at amortized cost	Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013 and 19% and 28% for year 2012. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S. dollars during 2013 and 2012.

Provisions	The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.

Allowance for Doubtful Accounts	The recoverability of receivables is measured by considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Company is currently analyzing the impact that the adoption of these amendments will have on the Company’s financial position.

IFRIC 21 (Levies)

In May 2013, the IASB issued IFRIC 21 “Levies”. This interpretation addresses the principle that the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period as a result of the entity being economically compelled to continue to operate in that future period. If an obligation to pay a levy is triggered when a minimum threshold is reached, the accounting for the liability that arises from that obligation shall be recognized when that threshold is reached.

TELECOM ARGENTINA S.A.

This interpretation is effective for annual periods beginning on or after January 1, 2014. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company´s financial position or results of operations.

Amendments to IAS 36 (Information disclosure regarding the impairment of non-financial assets)

In May 2013 the IASB issued amendments to IAS 36. The amendments require the disclosure of information about the recoverable amount of assets that were impaired, when its estimated recoverable amount is based on fair value less costs to sell. In addition, in those cases in which recoverable amount based on fair value less costs of disposal is calculated using discounted cash flows, it is required to disclose the discount rate that has been used in the present value technique. This requirement shall be applied for assets which have been impaired or a reversal of impairment has been accounted during the annual period.

These amendments are effective for annual periods beginning on or after January 1, 2014, retrospectively. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company´s disclosures.

Amendments to IAS 19 (Employee contributions to Defined Benefit Plans)

In November 2013 the IASB issued amendments to IAS 19. These amendments clarify the recognition of those contributions made by third parties or by employees to defined benefit plans.

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

Annual Improvements to IFRSs (2010-2012 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Annual Improvements to IFRSs (2011-2013 Cycle)

In May 2012 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company´s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)	Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2013	2012
Cash	12	12
Banks	336	120
Time deposits	3,949	2,624
Mutual funds	927	404

Total cash and cash equivalents	5,224	3,160

Investments	As of December 31,
Current investments	2013	2012
Investments over 90 days maturity	—	540
Argentine companies notes	86	1
Provincial government bonds	35	20
Government bonds	2	—
Loan to Nortel (Note 27.b)	—	2

Total current investments	123	563

TELECOM ARGENTINA S.A.

	As of December 31,
Non-current investments	2013	2012
Government bonds	219	—
Provincial government bonds	13	—
Argentine companies notes	10	69
2003 Telecommunications Fund	1	1

Total non-current investments	243	70

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to conciliate the net income for the year with the cash flows generated by its operations:

•	Changes in assets/liabilities components:

	Years ended December 31,
	2013	2012	2011
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	(16)	—	3
Trade receivables, net	(1,065)	(654)	(534)
Other receivables, net	(329)	(163)	(108)
Inventories, net	(251)	(108)	(93)

	(1,661)	(925)	(732)

Net (decrease) increase in liabilities
Trade payables	1,411	169	293
Deferred revenues	178	90	178
Salaries and social security payables	50	8	172
Other taxes payables	67	84	38
Other liabilities	27	(35)	29
Provisions	(97)	(121)	(56)

	1,636	195	654

Income tax paid consists of the following:

	Years ended December 31,
	2013	2012	2011
Tax returns and payments in advance	(1,460)	(1,557)	(1,232)
Other payments	(149)	(90)	(84)

Total payments of income tax	(1,609)	(1,647)	(1,316)

•	Main non-cash operating transactions:

	Years ended December 31,
	2013	2012	2011
Income tax withholding for dividends paid	44	—	—
Compensation of tax on personal property – on behalf of Shareholders	8	—	—
VAT offset with income tax payments	8	23	—
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	39	—
Provisions and other liabilities	—	27	—
SAC acquisitions offset with trade receivables	239	161	95
SU receivables offset with taxes payable	—	—	112

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
CAPEX (Note 8)	(3,964)	(2,415)	(2,318)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(363)	(159)	(167)

Subtotal	(4,327)	(2,574)	(2,485)
Plus:
Payments of trade payables originated in prior years acquisitions	(829)	(1,223)	(1,065)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,766	1,309	1,339
Assets retirement obligations	21	8	12
Mobile handsets lent to customers at no cost (i)	17	15	6

	(3,352)	(2,465)	(2,193)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Intangible assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
Intangible assets acquisitions (Note 9)	(887)	(842)	(874)
Plus:
Payments of trade payables originated in prior years acquisitions	(81)	(92)	(105)
SAC acquisition offset with trade receivables	(239)	(161)	(95)
Less:
Acquisition of intangible assets through incurrence of trade payables	361	234	267

	(846)	(861)	(807)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2013	2012	2011
Investments over 90 days maturity	540	(540)	20
Argentine companies notes and bonds	(259)	(90)	—
Loan to Nortel	2	(2)	—

	283	(632)	20

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2013	2012	2011
Debt proceeds – Núcleo	208	47	—

Total financial debt proceeds (*)	208	47	—

Payment of bank loans – Núcleo	(157)	(63)	(36)

Total payment of debt (*)	(157)	(63)	(36)

Payment of interest on bank loans – Núcleo	(16)	(13)	(14)

Total payment of interest	(16)	(13)	(14)

Acquisition of Treasury Shares (Telecom Argentina) – Note 19 d)	(461)	—	—

(*)	In September 2013, 160 (equivalent to 130,000 millions of Guaraníes) were taken mainly to be pre-cancel financial debt by 127 (equivalent to 103,000 millions of Guaraníes).

Reversal of “Voluntary reserve for future dividend payments” and dividend distribution of Telecom Argentina

The Company’s Board of Directors’ Meeting held on December 13, 2013, resolved to disaffect the “Reserve for future cash dividends” for distribution of cash dividends in the amount of $1,000 (equivalent to $1.03 argentine pesos per share) among the shareholders of the outstanding shares. The above mentioned dividends were available on December 27, 2013. Cash dividends were paid before December 31, 2013, prior compensation with credits related to tax on personal property – on behalf of shareholders, for an amount of $8, and income tax withholding on dividends paid estimated in $44. Thereby, the total amount paid on cash dividends amounted to $948 as of December 31, 2013. After the year end were paid to the tax authority the finals figures related to withholding tax for a total amount of $17 and therefore was completed the shareholders payment for an amount of $27. Cash dividends in 2013 include $33 paid to the non-controlling shares holders of Núcleo as detailed below.

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 argentine pesos per share), which was paid on May 10, 2012. Cash dividends in 2012 include $23 paid to the non-controlling shareholders of Núcleo as detailed below.

The Annual General Ordinary Shareholders’ Meeting of the Company held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 argentine pesos per share), which was paid on April 19, 2011.

TELECOM ARGENTINA S.A.

Núcleo’s Dividends Distribution

The Ordinary Shareholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

The Núcleo’s Annual General Ordinary Shareholders’ Meeting held on March 16, 2012 approved the following cash dividends distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30

Total (*)	47	23	70

(*)	Correspond to 70,000 million of Guaraníes approved by the Ordinary Shareholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
Current trade receivables	2013	2012
Fixed services	950	853
Personal mobile services	2,170	1,469
Núcleo mobile services	105	61

Subtotal	3,225	2,383
Allowance for doubtful accounts	(239)	(202)

	2,986	2,181

Non-current trade receivables
Fixed services	19	23
Núcleo mobile services	2	—

	21	23

Total trade receivables	3,007	2,204

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
Current allowance for doubtful accounts	2013	2012
At the beginning of the fiscal year	(202)	(170)
Additions – bad debt expenses	(283)	(275)
Uses	249	243
Currency translation adjustments	(3)	—

At the end of the year	(239)	(202)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
Current other receivables	2013	2012
Prepaid expenses	276	218
Expenditure reimbursement	91	38
Prepaid expenses related parties (Note 27.b)	76	—
Tax credits	50	54
Non deliverable forward (Note 20)	42	—
Restricted funds	26	13
Receivables for return of handsets under warranty	9	—
Receivables for suppliers indemnities	6	61
Guarantee deposits	5	—
Compensation Fund	—	19
Other	83	61

Subtotal	664	464
Allowance for doubtful accounts	(18)	(15)

	646	449

TELECOM ARGENTINA S.A.

	As of December 31,
Non-current other receivables	2013	2012
Prepaid expenses	100	86
Prepaid expenses related parties (Note 27.b)	88	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.k and l)	85	85
Restricted funds	37	22
Tax credits	20	17
Credit on minimum presumed income tax	—	4
Other	14	7

Subtotal	344	221
Allowance for regulatory matters (Note 2 k. and l)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(17)	(17)

	242	119

Total other receivables	888	568

Movements in the allowances are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the year	(15)	(12)
Additions	(3)	(3)

At the end of the year	(18)	(15)

	Years ended December 31,
	2013	2012
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the year	(85)	(85)

	Years ended December 31,
	2013	2012
Non-current allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(17)	(17)
Additions	—	—

At the end of the year	(17)	(17)

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2013	2012
Mobile handsets and equipment	849	626
Fixed telephones and equipment	8	15

Subtotal	857	641
Allowance for obsolescence of inventories	(85)	(8)

	772	633

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2013	2012
Allowance for obsolescence of inventories
At the beginning of the year	(8)	(19)
Additions – Fees for services, maintenance and materials (Note 22)	(109)	(12)
Uses	32	23

At the end of the year	(85)	(8)

TELECOM ARGENTINA S.A.

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2013	2012	2011
Fixed services - excluding network construction contracts	61	81	64
Fixed services - network construction contracts	19	—	25
Cost of equipment and handsets – fixed services	(74)	(44)	(59)

Total equipment income – fixed services	6	37	30

Mobile services – Personal	3,126	1,915	1,472
Cost of equipment and handsets – mobile services Personal	(2,956)	(1,964)	(1,568)

Total equipment income (loss) – mobile services – Personal	170	(49)	(96)

Mobiles services – Núcleo	69	32	26
Cost of equipment and handsets – mobile services Núcleo	(81)	(35)	(13)

Total equipment income (loss) – mobile services – Núcleo	(12)	(3)	13

Total equipment and handsets sale	3,275	2,028	1,587
Total cost of equipment and handsets	(3,111)	(2,043)	(1,640)

Total income (loss) for sale of equipment and handsets	164	(15)	(53)

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2013	2012
Land, buildings and installations	963	900
Computer equipment and software	1,476	1,196
Switching and transmission equipment (i)	2,558	2,286
Mobile network access and external wiring	3,091	2,531
Construction in progress	2,436	1,534
Other tangible assets	377	322

Subtotal	10,901	8,769
Materials	502	280
Valuation allowance for materials	(21)	(14)
Impairment of PP&E	(156)	—

Total PP&E	11,226	9,035

(i)	Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in Materials are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	280	240
Plus:
Purchases	813	368
Less:
Transfers to CAPEX	(450)	(209)
Disposal for maintenance/installation	(147)	(125)
Currency translation adjustments	6	6

At the end of the year	502	280

Movements in the valuation allowance for materials are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	(14)	(15)
Additions – Fees for services, maintenance and materials	(7)	(5)
Uses	—	6

At the end of the year	(21)	(14)

Movements in the impairment of PP&E are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	—	—
Additions (i)	(172)
Uses (ii)	16	—

At the end of the year	(156)	—

(i)	Included in gain on disposal and impairment of PP&E.
(ii)	Included 1 in gain on disposal and impairment of PP&E. and 15 in depreciation of PP&E.

TELECOM ARGENTINA S.A.

Details on the nature and movements during the years ended December 31, 2013 and 2012 are as follows:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment and handsets lent to customers at no cost	433	96	64	2	(108)	487
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(*) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79

Total	34,568	3,964	616	—	(187)	38,961

(*)	Corresponds to the impairment of commercial systems of Personal recorded in impairment of PP&E.

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment and handsets lent to customers at no cost	(360)	(87)	(62)	108	(401)	86
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41

Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

TELECOM ARGENTINA S.A.

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment and systems	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment/Handsets lent to customers at no cost	300	84	68	—	(19)	433
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57

Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment and systems	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment/Handsets lent to customers at no cost	(246)	(64)	(69)	19	(360)	73
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23

Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*)	Includes certain reclassifications between items.

TELECOM ARGENTINA S.A.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508

Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—

Total	(1,920)	(890)	(123)	919	(2,014)	1,519

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC fixed services	49	61	—	(49)	61
SAC mobile services	968	760	17	(528)	1,217
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489

Total	3,082	842	118	(608)	3,434

	Accumulated amortization as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC fixed services	(24)	(46)	—	49	(21)	40
SAC mobile services	(464)	(723)	(12)	528	(671)	546
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—

Total	(1,594)	(820)	(114)	608	(1,920)	1,514

TELECOM ARGENTINA S.A.

Note 10 – Trade payables

Trade payables consist of the following:

	As of December 31,
	2013	2012
Current trade payables
PP&E	2,271	1,427
Other assets and services	2,236	1,588
Inventory	1,399	584

	5,906	3,599
Agent commissions	224	49
SU reimbursement	—	11

	6,130	3,659

Non-current trade payables
PP&E	1	20

	1	20

Total trade payables	6,131	3,679

Note 11 – Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2013	2012
Current deferred revenues
Deferred revenue on prepaid calling cards	293	270
Deferred revenue on connection fees – fixed services	34	30
Deferred revenue on capacity rental	42	34
Deferred revenue on customer loyalty programs	51	26
Deferred revenue from CONATEL – mobile services Núcleo (Note 18 d)	3	2

	423	362

Non-current deferred revenues
Deferred revenue on capacity rental	301	217
Deferred revenue on connection fees – fixed services	66	64
Deferred revenue on customer loyalty programs	75	39
Deferred revenue from CONATEL - mobile services Núcleo (Note 18 d)	11	9

	453	329

Total deferred revenues	876	691

Note 12 – Financial Debt

Financial debt consists of the following:

	As of December 31,
	2013	2012
Current financial debt
Bank loans (Núcleo)	10	40
Accrued interest (Núcleo)	5	3

	15	43

Non-current financial debt
Bank loans (Núcleo)	220	101

	220	101

Total financial debt	235	144

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2013:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value
		Current	Non-current
130,000	4.5 years	6	176
34,000	3.7 years	4	44

164,000		10	220

The weighted average annual rate of these loans is 9.30% in Guaraníes and the weighted average amortization term of these loans is approximately 3.8 years.

TELECOM ARGENTINA S.A.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years.

Personal

The Ordinary and Extraordinary Shareholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years. On October 13, 2011, the CNV has approved this program.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, termination benefits and restructuring indemnities.

As of December 31, 2013, the total number of employees was 16,581, of which approximately 77% were unionized. All Management and senior positions are held by non-unionized employees.

In the field of compensation policy for Directors and Managers, the Company and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

The Company and its subsidiaries have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2013	2012
Current
Vacation and bonuses	483	391
Social security payables	191	144
Termination benefits	67	60
Restructuring debt	—	14
Compensation Fund debt	—	26

	741	635

Non-current
Termination benefits	111	128
Bonuses	7	—

	118	128

Total salaries and social security payables	859	763

Compensation for the Key Managers for the years ended December 31, 2013, 2012 and 2011 is shown in Note 27.c).

Note 14 – Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2013 and 2012 consist of the following:

	As of December 31, 2013					As of December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Income tax payables	341	1,599	40	7	1,987	1.520
Payments in advance of income taxes	(261)	(901)	(21)	(6)	(1,189)	(1,065)
Law No. 26,476 Tax Regularization Regime	3	—	—	—	3	3

Current income tax liability, net	83	698	19	1	801	458

Non-current deferred income tax liabilities	—	126	—	—	126	220
Non-current deferred income tax (asset)	(116)	—	(12)	—	(128)	(62)
Law No. 26,476 Tax Regularization Regime	10	—		—	10	12

Non-current Income tax liability /(asset), net	(106)	126	(12)	—	8	170

TELECOM ARGENTINA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2013						As of December 31, 2012
	Telecom Argentina	Personal	Springville	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carry forwards	—	—	(1)	—	—	(1)	—	(1)
Allowance for doubtful accounts	(43)	(55)	—	(4)	—	(102)	(94)	(2)
Provisions	(280)	(153)	—	—	—	(433)	(368)	—
PP&E	—	—	—	(12)	—	(12)	—	(11)
Inventory	—	(48)	—	—	—	(48)	(19)	—
Termination benefits	(58)	—	—	—	—	(58)	(63)	—
Other deferred tax assets, net	(131)	(31)	—	—	—	(162)	(111)	—
Allowance for deferred tax assets	—	27	1	—	—	28	23	1

Total deferred tax assets	(512)	(260)	—	(16)	—	(788)	(632)	(13)

PP&E and intangible assets	396	320	—	—	—	716	753	—
Cash dividends from foreign companies	—	66	—	4	—	70	45	5

Total deferred tax liabilities	396	386	—	4	—	786	798	5

Net deferred tax liabilities/(assets)	(116)	126	—	(12)	—	(2)	166	(8)

Net deferred tax liabilities/(assets) as of December 31, 2012	(54)	220	—	(8)		158

Income tax expense for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	Year ended December 31, 2013
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(341)	(1,585)	(24)	(3)	(1,953)
Fiscal year 2012 return adjustment	—	(3)	—	—	(3)
Deferred tax benefit	47	120	1	—	168
Valuation allowance	—	(4)	—	—	(4)

Income tax expense	(294)	(1,472)	(23)	(3)	(1,792)

	Year ended December 31, 2012
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	38	20	3	1	62
Valuation allowance	—	(3)	—	—	(3)

Income tax expense	(272)	(1,170)	(20)	(1)	(1,463)

	Year ended December 31, 2011
	Telecom Argentina	Personal	Núcleo	Telecom USA	Total

Current tax expense	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit	101	(59)	2	—	44
Valuation allowance	—	(5)	—	—	(5)

Income tax expense	(278)	(1,103)	(14)	—	(1,395)

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2013	2012	2011
Pre-tax income	5,046	4,195	3,937
Non taxable items	(23)	(25)	3

Subtotal	5,023	4,170	3,940
Weighted statutory income tax rate (*)	34,4%	34,4%	34,2%
Income tax expense at weighted statutory tax rate	(1,727)	(1,434)	(1,346)
Income tax on cash dividends of foreign companies	(26)	(22)	(27)
Other changes in tax assets and liabilities	(32)	(4)	(17)
Fiscal year 2012 return adjustment	(3)	—	—
Changes in valuation allowance	(4)	(3)	(5)

	(1,792)	(1,463)	(1,395)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

TELECOM ARGENTINA S.A.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2013	2012
Current
Tax withholdings	130	91
VAT, net	143	180
Tax on SU (Note 2.d)	91	88
Turnover tax	81	54
Internal taxes	73	55
Regulatory fees	56	48
Municipal taxes	24	17
Tax withholdings on dividends paid (Note 4)	44	—
Retention Decree No.583/10 ENARD	12	9
Tax on personal property – on behalf of shares holders	13	10

	667	552

Note 16 – Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2013	2012
Current
Legal fees	13	12
Guarantees received	13	7
Compensation for directors and members of the Supervisory Committee	20	8
Other	3	13

	49	40

Non-current
Pension benefits (Note 3.l)	64	38
Suppliers guarantees on third parties claims	4	12
Other	—	1

	68	51

Total other liabilities	117	91

Movements in the pension benefits are as follows:

	As of December 31,
	2013	2012
At the beginning of the year	38	23
Service cost (*)	5	5
Interest cost (*)	12	10
Payments	(1)	—
Actuarial loss (**)	10	—

At the end of the year	64	38

(*)	Included in Employee benefit expenses and severance payments.
(**)	Included in Other comprehensive income.

Note 17 – Provisions

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Company, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of December 31, 2013, the Company has established provisions in an aggregate amount of $1,342 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,257 included under provisions) and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2013, these restricted funds totaled $63 (included under Other receivables, net item line in the consolidated statement of financial position).

TELECOM ARGENTINA S.A.

Provisions consist of the following:

	Balances	Additions		Reclassifications	Uses		Balances as of December 31, 2012	Additions (recoveries)		Reclassifications	Uses		Balances
	as of December 31, 2011	Capital	Interest (i)		Debt recognition	Payments		Capital	Interest (i)		Debt recognition	Payments	as of December 31, 2013
Current
Provision for civil and commercial proceedings	16	—	—	24	—	(7)	33	—	—	120	—	(20)	133
Provision for labor claims	128	—	—	54	(57)	(93)	32	—	—	54	—	(42)	44
Restructuring	—	(ii) 54	—	—	—	—	54	(ii) (8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	29	—	—	31	(24)	(21)	15	—	—	67	—	(35)	47

Total current provisions	173	54	—	109	(81)	(121)	134	(8)	—	241	(46)	(97)	224

Non-current
Provision for civil and commercial proceedings	117	33	19	(24)	—	—	145	95	19	(120)	—	—	139
Provision for labor claims	220	60	39	(54)	(10)	—	255	31	31	(54)	—	—	263
Provision for regulatory, tax and other matters claims	384	60	19	(31)	—	—	432	144	16	(67)	—	—	525
Asset retirement obligations	61	9	5	—	—	—	75	22	9	—	—	—	106

Total non-current provisions	782	(iii) 162	82	(109)	(10)	—	907	(iv) 292	75	(241)	—	—	1,033

Total provisions	955	216	82	—	(91)	(121)	1,041	284	75	—	(46)	(97)	1,257

(i)	Charged to finance costs, interest on provision item line.
(ii)	Charged to restructuring costs
(iii)	Charged 153 to Provisions, 8 to PP&E (CAPEX) and 1 to currency translation adjustments.
(iv)	Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustment.

Restructuring Plan

In the last quarter of 2012 the Company’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplated the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involved the dismissal of about 90 members of middle and upper management with a total cost of $82. The restructuring plan finished in June 2013.

Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•	Profit sharing bonds

Different legal actions were brought, mainly by former employees of the Company against the National Government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No. 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No. 395/92 was unconstitutional. As a result, in the opinion of the legal counsel of the Company, there is an increased probability that the Company has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

As of December 31, 2013, the Company’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

TELECOM ARGENTINA S.A.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

In June 2013, the Company filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction claim, established a statute of limitations of ten years applicable to the case and deferred ruling on the defenses of res judicata, lis pendens and on the third party complaint until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, amount other, to differ the defense of prescription filed by the Company to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by the Company, once the documentation requested by the court to the plaintiffs was resolved.

•	Argentine Supreme Court Ruling on “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

At the date of issuance of these financial statements, there is no assurance as to how such similar case may be resolved, either by a new ruling at the lower court or by any further appeal.

If in the future a standard jurisprudential criteria establishes that a claim should not be computed from the issuance of Decree 395/92, an increase in the range of $30 to $35 would be recorded by the Company in the related provision.

•	Wage differences by food vouchers and non-remunerative lump sum

The Company is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement.

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2013, the Management of the Company, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements.

Possible Contingencies

•	“Consumidores Financieros Asociación Civil para su defensa” demand

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

TELECOM ARGENTINA S.A.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

As of the date of issuance of these financial statements, these judicial claims are in discovery phase.

•	Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 - May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court considered as formally answered by Personal the lawsuit filed by the Consumers Association “Proconsumer”. Before continuing with the trial, the Court will have to make a decision on some preliminary defenses presented by Personal (incompetence and lack of legitimacy of the claimant).

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Company Directors and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues

Note 18 – Commitments

(a) Purchase commitments

The Company has entered into various purchase orders amounting in the aggregate to approximately $5,357 as of December 31, 2013 (of which $2,105 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) and the commitments described in Note 27 b).

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70- fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, Management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

TELECOM ARGENTINA S.A.

(c) Commitments assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom (a company engaged in directories’ publishing business) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually until 2014;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(d) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú. Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2013 amounted to $15 and were included under “Deferred revenues” item line, corresponding $3 and $11 to current and non-current deferred revenues, respectively, having accrued gains for $1 since fiscal year 2011.

Note 19 – Equity

Equity includes:

	As of December 31,
	2013	2012
Equity attributable to Telecom Argentina (Controlling Company)	11,783	9,959
Equity attributable to non-controlling interest(ABC Telecomunicaciones S.A. – Note 1.a)	268	199

Total equity (*)	12,051	10,158

(*)	Additional information is given in the consolidated statements of changes in equity.

TELECOM ARGENTINA S.A.

(a) Capital information

The capital stock of Telecom Argentina amounted to $984,380,978, represented by an equal number of ordinary shares, of $1 argentine peso of nominal value and entitled to one vote per share. The capital stock is fully integrated and registered with the Public Registry of Commerce.

The Company’s shares are authorized by the CNV, the Buenos Aires Stock Exchange (the “BCBA”) and the New York Stock Exchange (the “NYSE”) for public trading. Only Class “B” shares are traded since Nortel owns all of the outstanding Class “A” shares; and Class “C” shares are dedicated to the employee stock ownership program, as described below.

Telecom Argentina’s breakdown of capital stock as of December 31, 2013 is as following:

	Registered, subscribed and authorized for public offering
Shares	Outstanding shares	Treasury shares	Total capital stock
Ordinary shares, $1 argentine peso of nominal value each
Class “A”	502,034,299	—	502,034,299
Class “B”	466,857,868	15,221,373	482,079,241
Class “C”	267,438	—	267,438

Total	969,159,605	15,221,373	984,380,978

Each ADS represents 5 Class B shares and are traded on the NYSE under the ticker symbol TEO.

(b) Share ownership program

In 1992, a Decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” ordinary shares in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Board of Directors. Of such amount, 4,325,836 Class “C” shares have already been converted into Class “B” shares in 7 tranches. As of the date of issuance of these consolidated financial statements, 267,438 Class “C” shares are still pending to be converted into Class “B” shares.

(c) New Capital Market Act - Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. The Law became effective on January 28, 2013. Since that date, governs the universal scope of the Statutory Regime of Public Offer of Mandatory Acquisition, as provided the Law, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter includes all listed companies, even those that, under the previous regime, have opted to be excluded of its application.”

TELECOM ARGENTINA S.A.

(d) Acquisition of Treasury Shares

The Company’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to the Company’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the above mentioned, on May 22, 2013, the Board of Directors approved the following terms and conditions of the Company’s Treasury Shares Acquisition Process in the market in Argentine pesos so as to avoid any possible damages to the Company and its shareholders derived from fluctuations and unbalances between the shares’ price and the Company’s solvency:

•	Maximum amount to be invested: $1,200.

•	Maximum amount of shares subject to the acquisition: the amount of Class “B” ordinary shares of the Company, $1 argentine peso of nominal value and with one vote each, that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid by share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos by share. The maximum price to be paid by share may be modified by the Company’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

The Company’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions only regards the “price to be paid by share”, which resulted to be between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, the Company must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2013 the following treasury shares were acquired:

Acquisition month	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share in argentine pesos (b)
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29
July 2013	3,013,883	75	$24.99
August 2013	1,361,547	40	$29.24
September 2013	3,135,542	112	$35.56
October 2013	3,587,756	121	$33.62
November 2013	849,463	30	$36.29

Total	15,221,373	461	$30.29

(a)	Every share acquired was an ordinary Class “B” share, $1 argentine peso of nominal value.
(b)	Includes commissions and duties necessary for the acquisition of the shares.

The accounting treatment of the above described transactions is disclosed in Note 3 s) to these consolidated financial statements.

According to the offer made in November 7, 2013 by the Fintech Group for the acquisition of controlling interest of Telecom Italia Group in Telecom Argentina (see Note 27.a) to the consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and considered appropriate to request the opinion of the CNV on the scope of the new provisions in the rules of that entity (Title II, Chapter I, Art.13 and concurring) with respect to the continuation of the process acquisition of treasury shares of the Company in the market. As of the date of issuance of these financial statements, the Company is awaiting the response of the CNV. So, the last acquisition made by the Company was on November 5, 2013.

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2013 and 2012, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

TELECOM ARGENTINA S.A.

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,297	927	—	5,224
Investments	365	1	—	366
Trade receivables, net	3,007	—	—	3,007
Other receivables, net (2)	202	42	—	244

Total	7,871	970	—	8,841

Liabilities
Trade payables	6,131	—	—	6,131
Loans	235	—	—	235
Salaries and social security payables	859	—	—	859
Other liabilities (2)	53	—	—	53

Total	7,278	—	—	7,278

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,756	404	—	3,160
Investments	632	1	—	633
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	112	—	—	112

Total	5,704	405	—	6,109

Liabilities
Trade payables	3,679	—	—	3,679
Loans	144	—	—	144
Salaries and social security payables	763	—	—	763
Other liabilities (2)	53	—	—	53

Total	4,639	—	—	4,639

(1)	Includes 348 and 132 as of December 31, 2013 and 2012, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.
(2)	Only includes financial assets and liabilities according to the scope of IFRS 7

Gains and losses by category – Year 2013

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	1,276	764
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (a)	140	—

Total	603	720

(a)	Includes 85 corresponding to mutual and 55 corresponding to non deliverable forwards.

Gains and losses by category – Year 2012

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	554	391
Financial liabilities at amortized cost	(257)	(49)
Financial assets at fair value through profit or loss	16	—
Financial liabilities at fair value through profit or loss	(2)	—

Total	311	342

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

•	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of December 31, 2013 and 2012, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Group had mutual funds amounting to $927 and $404 as of December 31, 2013 and 2012, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Other receivables - Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2013 and 2012 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value. The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Company’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2013 and 2012 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Telecom Group considers as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months, and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2013 and 2012 are as follows:

	As of December 31, 2013		As of December 31, 2012
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	221	313	—	—
Provincial government bonds in pesos	35	35	10	10
Provincial government bonds (dollar linked)	13	15	10	10
Argentine companies notes in pesos	31	31	21	20
Argentine companies notes (dollar linked)	65	71	49	50

Total	365	465	90	90

(*)	According to IFRS selling costs are not deducted.

For other investments (investments over 90 days maturity amounting $540 at December 31, 2012), the carrying amount approximates fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2013 and 2012, the fair value of the Company’s loans approximates its fair value and it was $235 and $144, respectively.

TELECOM ARGENTINA S.A.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if exist all of the following conditions in the rule:

a)	The hedging relationship consists only of eligible hedging instruments and hedged items;

b)	At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the Company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio) and

c)	The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;

(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

-	During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, during 2013 Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 were collected and $42 were included in other receivables.

-	During 2012

During 2012, Telecom Argentina and Personal entered into several NDF agreements to purchase a total amount of US$ 20 million and US$ 26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US Dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF agreements to purchase a total amount of US$ 6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, but the effectiveness requirements are not complied.

As of December 31, 2012 all NDF contracts were cancelled.

-	Offsetting of financial assets and financial liabilities

On December, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position of the Telecom Group. These amendments are effective from January 1, 2013 and should be applied retrospectively.

TELECOM ARGENTINA S.A.

The information required by the amendment to NIIF 7 as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)	Salaries and social security payables
Current and noncurrent assets (liabilities) - Gross value	4,697	281	(7,850)	(60)	(860)
Compensation	(1,690)	(37)	1,719	7	1
Current and noncurrent assets (liabilities) – Booked value	3,007	244	(6,131)	(53)	(859)

		As of December 31, 2012
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	3,197	118	(4,672)	(59)
Compensation	(993)	(6)	993	6
Current and noncurrent assets (liabilities) – Booked value	2,204	112	(3,679)	(53)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with established in IAS 32. The main financial assets and liabilities offset correspond to TLRD, interconnection and Roaming with other national and foreign operators, being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly.

Note 21 – Revenues

The Company discloses its service revenues in three groups by nature: Voice, Data and Internet. At December 31, 2013, 2012 and 2011, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2013	2012	2011
Fixed services lines (in thousands)	4,124	4,128	4,141
ADSL subscribers (in thousands)	1,707	1,629	1,550
Personal mobile services customers (in thousands)	20,088	18,975	18,193
Núcleo mobile services customers (in thousands)	2,420	2,301	2,149
Local Measured Service (million of minutes)	12,896	13,783	14,701
International Long distance telephony (million of minutes)	801	887	925
Minutes used – mobile service (in thousands of million)	22	22	21
Equipment and handsets sale – Personal (in thousands)	3,761	3,962	3,936
Equipment and handsets sale – Núcleo (in thousands)	106	70	53

Revenues and other income include:

	Years ended December 31,
Services	2013	2012	2011
Voice - Retail	2,656	2,475	2,357
Voice - Wholesale	786	739	747
Internet	2,521	1,993	1,553
Data	963	735	583

Total Fixed services	6,926	5,942	5,240

Voice - Retail	4,773	4,461	4,001
Voice - Wholesale	1,930	1,838	1,726
Internet	2,088	1,248	774
Data	7,212	5,765	4,482

Total Personal mobile services	16,003	13,312	10,983

Voice - Retail	388	329	286
Voice - Wholesale	112	85	67
Internet	270	154	84
Data	313	267	251

Total Núcleo mobile services	1,083	835	688

Total services revenues (a)	24,012	20,089	16,911

Equipment
Fixed services - excluding network construction contracts	61	81	64
Fixed services - network construction contracts	19	—	25
Mobile services – Personal	3,126	1,915	1,472
Mobiles services – Núcleo	69	32	26

Total equipment revenues (b)	3,275	2,028	1,587

Total revenues (a)+(b)	27,287	22,117	18,498

TELECOM ARGENTINA S.A.

	Years ended December 31,
Other income	2013	2012	2011
Fixed services (i)	33	75	20
Mobile services – Personal	24	4	10
Mobile services – Núcleo	6	—	—

Total other income (c)	63	79	30

Total revenues and other income (a)+(b)+(c)	27,350	22,196	18,528

(i)	Includes 6 and 57 of supplier’s indemnities as of December 31, 2013 and 2012, respectively.

Service revenues by type of service (regardless of the segment which originate them) is:

	Years ended December 31,
	2013	%	2012	%	2011	%
Voice - Retail	7,817	32	7,265	36	6,644	39
Voice - Wholesale	2,828	12	2,662	13	2,540	15
Total Voice	10,645	44	9,927	49	9,184	54
Internet	4,879	20	3,395	17	2,411	14
Data	8,488	36	6,767	34	5,316	32
Total services revenues	24,012	100	20,089	100	16,911	100

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $22,832, $18,230 and $14,671 for the years ended December 31, 2013, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2013	2012	2011
Salaries	(3,010)	(2,390)	(1,870)
Social security expenses	(914)	(713)	(539)
Severance indemnities and termination benefits	(149)	(106)	(153)
Other employee benefits	(79)	(60)	(47)

	(4,152)	(3,269)	(2,609)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2013	2012	2011
Fixed telephony interconnection costs	(237)	(217)	(216)
Cost of international outbound calls	(133)	(135)	(150)
Lease of circuits and use of public network	(208)	(164)	(133)
Mobile services - charges for roaming	(425)	(366)	(245)
Mobile services - charges for TLRD	(826)	(825)	(753)

	(1,829)	(1,707)	(1,497)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2013	2012	2011
Maintenance of hardware and software	(337)	(297)	(238)
Technical maintenance	(486)	(373)	(327)
Service connection fees for fixed lines and Internet lines	(193)	(130)	(116)
Service connection fees capitalized as SAC (Note 3 i)	6	11	11
Service connection fees capitalized as Intangible assets (Note 3 i)	30	21	22
Other maintenance costs	(260)	(203)	(185)
Obsolescence of inventories – Mobile services Personal	(109)	(12)	(17)
Call center fees	(763)	(665)	(492)
Other fees for services	(501)	(447)	(365)
Directors and Supervisory Committee’s fees	(28)	(14)	(12)

	(2,641)	(2,109)	(1,719)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2013	2012	2011
Turnover tax	(1,458)	(1,045)	(823)
Taxes with the Regulatory Authority	(637)	(517)	(425)
Tax on deposits to and withdrawals from bank accounts	(258)	(216)	(166)
Municipal taxes	(175)	(128)	(100)
Other taxes	(161)	(112)	(81)

	(2,689)	(2,018)	(1,595)

TELECOM ARGENTINA S.A.

Commissions

	Years ended December 31,
	2013	2012	2011
Agent commissions	(1,641)	(1,365)	(1,014)
Agent commissions capitalized as SAC (Note 3.i)	551	314	248
Distribution of prepaid cards commissions	(593)	(509)	(449)
Collection commissions	(434)	(317)	(230)
Other commissions	(86)	(72)	(70)

	(2,203)	(1,949)	(1,515)

Cost of equipment and handsets

	Years ended December 31,
	2013	2012	2011
Inventories at the beginning of the year	(641)	(555)	(475)
Plus:
Equipment acquisitions	(3,628)	(2,625)	(2,223)
SAC deferred costs (Note 3.i)	255	463	470
Currency translation effect	—	(2)	(1)
Decreases net of allowance of obsolescence	9	6	21
Handsets lent to customers at no cost - Núcleo	17	15	6
Decreases not charged to material cost	20	14	7
Less:
Inventories as of December 31	857	641	555

Cost of equipment and handsets (i)	(3,111)	(2,043)	(1,640)

(i)	Includes 16 and 14 related to equipment construction contracts costs as of December 31, 2013 and 2011. No costs were recorded for this concept as of December 31, 2012.

Advertising

	Years ended December 31,
	2013	2012	2011
Media advertising	(370)	(378)	(366)
Fairs and exhibitions	(139)	(142)	(120)
Other advertising costs	(147)	(140)	(113)

	(656)	(660)	(599)

Cost of VAS

	Years ended December 31,
	2013	2012	2011
Cost of mobile value added services	(697)	(317)	(177)
Cost of fixed value added services	(11)	(9)	(5)

	(708)	(326)	(182)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2013	2012	2011
Dismissals indemnities (ii)	8	(90)	—

	8	(90)	—

(ii)	As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2013	2012	2011
Transportation, freight and travel expenses	(451)	(364)	(301)
Delivery costs capitalized as SAC	39	33	17
Rental expense	(295)	(214)	(170)
Energy, water and others	(324)	(294)	(154)
International and satellite connectivity	(136)	(124)	(109)
Other	(85)	(64)	(68)

	(1,252)	(1,027)	(785)

D&A

	Years ended December 31,
	2013	2012	2011
Depreciation of PP&E	(1,983)	(1,792)	(1,538)
Amortization of SAC and service connection costs	(867)	(797)	(602)
Amortization of other intangible assets	(23)	(23)	(18)

	(2,873)	(2,612)	(2,158)

TELECOM ARGENTINA S.A.

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2013	2012	2011
Gain on disposal of PP&E	14	8	22
Impairment of PP&E (iii)	(187)	—	—

	(173)	8	22

(iii)	Includes 65 corresponding to the impairment of commercial systems of Personal and 122 corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2013	2012	2011
Operating costs	(13,700)	(10,731)	(9,107)
Administration costs	(1,072)	(862)	(695)
Commercialization costs	(7,617)	(6,492)	(4,666)
Other expenses – provisions	(270)	(153)	(225)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

	(22,832)	(18,230)	(14,671)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2013, 2012 and 2011 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2011	214	409	90	713
2012	262	415	77	754
2013	372	524	71	967

Further information is provided in Note 3 j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2013	2012	2011
Operating income from services and other income
Revenues and other income	24,075	20,168	16,941
Operating expenses	(16,675)	(13,583)	(10,895)

Operating income before D&A (a)	7,400	6,585	6,046
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Operating income from services and other income	4,354	3,981	3,910

Operating income (loss) from equipment sales
Revenues	3,275	2,028	1,587
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)

Operating income (loss) before D&A from equipment sales (b)	164	(15)	(53)

Total operating income	4,518	3,966	3,857

Consolidated operating income
Operating income before D&A (a)+(b)	7,564	6,570	5,993
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Total operating income	4,518	3,966	3,857

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2013	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	24,075
Intersegment revenues	1,258	124	1,382
Third party operating expenses	(6,352)	(10,323)	(16,675)
Intersegment operating expenses	(124)	(1,258)	(1,382)

Operating income before D&A from services and other income (1)	1,741	5,659	7,400

Equipments revenues
Third party revenues	80	3,195	3,275
Third party operating expenses	(74)	(3,037)	(3,111)

Operating income before D&A from equipments revenues (2)	6	158	164

Total operating income before D&A (3)=(1)+(2)	1,747	5,817	7,564

D&A (4)	(1,019)	(1,854)	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	(173)

Operating income (6)=(3)-(4)+(5)	622	3,896	4,518

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—
Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	7,564
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	4,518

TELECOM ARGENTINA S.A.

Year ended December 31, 2012	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	20,168
Intersegment revenues	1,047	129	1,176
Third party operating expenses	(5,327)	(8,256)	(13,583)
Intersegment operating expenses	(129)	(1,047)	(1,176)

Operating income before D&A from services and other income (1)	1,608	4,977	6,585

Equipments revenues
Third party revenues	81	1,947	2,028
Third party operating expenses	(44)	(1,999)	(2,043)

Operating income (loss) before D&A from equipments revenues (2)	37	(52)	(15)

Total operating income before D&A (3)=(1)+(2)	1,645	4,925	6,570

D&A (4)	(929)	(1,683)	(2,612)
Gain on disposal of PP&E (5)	7	1	8

Operating income (6)=(3)-(4)+(5)	723	3,243	3,966

Net effect of the intersegment eliminations (7)	(918)	918	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	6,570
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	3,966

Year ended December 31, 2011	Fixed services	Mobile services	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	16,941
Intersegment revenues	885	97	982
Third party operating expenses	(4,458)	(6.437)	(10,895)
Intersegment operating expenses	(97)	(885)	(982)

Operating income before D&A from services and other income (1)	1,590	4,456	6,046

Equipments revenues
Third party revenues	89	1,498	1,587
Third party operating expenses	(59)	(1,581)	(1,640)

Operating income (loss) before D&A from equipments revenues (2)	30	(83)	(53)

Total operating income before D&A (3)=(1)+(2)	1,620	4,373	5,993

D&A (4)	(818)	(1,340)	(2,158)
Gain on disposal of PP&E (5)	20	2	22

Operating income (6)=(3)-(4)+(5)	822	3,035	3,857

Net effect of the intersegment eliminations (7)	(788)	788	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	5,993
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	3,857

Note 24 – Finance income and expenses

	Years ended December 31,
	2013	2012	2011
Interest on cash equivalents	614	291	170
Gains on investments (Argentine companies notes and governments bonds)	39	3	—
Interest on receivables	124	89	67
Gains on Mutual Funds	85	16	8
Foreign currency exchange gains	489	161	69
Interest on related parties (Nota 27.b)	5	—	—
Gain on NDF (Note 20)	55	—	—
Other	5	10	2

Total finance income	1,416	570	316

Interest on loans - Núcleo	(17)	(13)	(16)
Interest on salaries and social security payable, other taxes payables and accounts payable	(19)	(16)	(13)
Interest on provisions (Note 17)	(75)	(82)	(116)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(8)	(19)	(4)
Foreign currency exchange losses (*)	(768)	(207)	(84)
Loss on NDF (Note 20)	—	(1)	(1)
Other	(1)	(3)	(2)

Total finance expenses	(888)	(341)	(236)

Total finance income, net	528	229	80

(*)	Include 151 of foreign currency exchange losses generated by government bonds as of December 31, 2013.

TELECOM ARGENTINA S.A.

Note 25 – Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Telecom Argentina (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For financial years 2012 and 2011, the weighted average of shares outstanding totaled 984,380,978 shares, coincident with total shares subscribed. For financial year ended December 31, 2013 the weighted average number of shares outstanding decrease to 978.939.079 shares, due to the changes caused by the Treasury Shares Acquisition Process that began in May 2013, as described in Note 19 d) to these consolidated financial statements

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition of guidelines for directing operations;

•	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;

•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•	the monitoring of the results achieved;

•	the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

•	Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2013 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and adjustable by variable interest rates.

As of December 31, 2013 and 2012, Telecom Argentina and Personal have no financial debt outstanding during the fiscal years ended to those dates and to their closing date. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency and accrued interests at fixed rates.

TELECOM ARGENTINA S.A.

Additionally the Telecom Group has cash and cash equivalents and investments denominated in USD and euros (approximately 29% of total cash and cash equivalents and investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group has entered into several NDF contracts in US Dollar and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments, dollar linked mutual funds and NDFs in dollars represent approximately 11% of total cash and cash equivalent and investments of Telecom Group as of December 31, 2013.

The following table shows a breakdown of Telecom Argentina’s net assessed financial position exposure to currency risk as of December 31, 2013 and 2012.

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	315	6.481	2,038
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,211

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities			(1,600)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 as of December 31, 2013 (See Note 20 – Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the net liability position in foreign currency not covered by these instruments amounted to $328 as of December 31, 2013.

12.31.12
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	219	4.878	1,056
G	84,896	0.001	131
EURO	10	6.439	68
SDR	3	7.411	23

Total assets			1,278

Liabilities
US$	(361)	4.918	(1,742)
G	(203,687)	0.001	(267)
EURO	(20)	6.504	(131)
SDR	—	7.558	(1)

Total liabilities			(2,141)

Net liabilities			(863)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2012, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 59 (See Note 20 – Financial Instruments). The portion of the net liability position in foreign currency not covered by these instruments amounted to $804 as of December 31, 2012.

TELECOM ARGENTINA S.A.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2013, which is a net liability position of $1,600 equivalent to US$ 245 million, Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $24 of the consolidated amounts of foreign currency position.

If we consider only the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $328 equivalent to US$ 50 million, and a variation of the exchange rate of $ 0.10 as described in the previous paragraph, would generate a variation of $5 in the consolidated financial position in foreign currency.

This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk – Sensitivity analysis

As of December 31, 2013 and 2012, the Company had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Telecom Group is not currently exposed to significant cash flow risk in this connection.

•	Credit risk

Credit risk represents Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated financial statements.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	972	—	972
Total not due	5,224	366	2,035	238	7,863

Total as of December 31, 2013	5,224	366	3,007	238	8,835

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $972 as of December 31, 2013 ($767 as of December 31, 2012).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Telecom Group evaluates the outstanding credit of the counterparty and the levels of investment, based, amount others, on their credit rating and the equity size of the counterparty. Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

•	Liquidity risk

Liquidity risk represents the risk that the Telecom Group has no funds to meet its obligations of any nature (financial, labor, commercial).

TELECOM ARGENTINA S.A.

The Telecom Group manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Telecom Group maintains a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Telecom Group has consolidated cash and cash equivalents amounting to $5,224 (equivalent to US$ 806 million) as of December 31, 2013 (in 2012, $3,160 equivalent to US$ 734).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date.

The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*) 123	—	—	—	123
First quarter 2014	5,969	12	450	15	6,446
Second quarter 2014	38	4	159	20	221
Third quarter 2014	—	11	114	1	126
Fourth quarter 2014	—	4	20	13	37
January 2015 thru December 2015	—	44	2	2	48
January 2016 thru December 2016	1	69	53	2	125
January 2017 and thereafter	—	159	33	—	192

	6,131	303	831	53	7,318

(*)	As of the date of issuance of these consolidated financial statements, $55 were paid.

Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions.

To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Telecom Group does not have to comply with regulatory capital adequacy requirements.

Note 27 –Related party balances and transactions

(a) Controlling group

Nortel, residing in A. Moreau de Justo 50 - 11th floor – Ciudad Autónoma de Buenos Aires, holds 54.74% stake in the Company, meaning that exercises control of the Company in the terms of Art. 33 of Law No. 19,550. As of December 31, 2013, Nortel owns all of the Class “A” Preferred shares (51% of total shares of the Company) and 7.64% of the Class “B” Preferred shares (3.74% of total shares of the Company).

As a result of the Company’s Treasury Shares Acquisition Process described in Note 19.d) – Acquisition of Treasury Shares, as of December 31, 2013, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of the outstanding shares. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings.

All of the common shares of Nortel belong to Sofora. As of December 31, 2013 these shares represent 78.38% of the capital stock of Nortel.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. y Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina - Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58 % of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

The economic rights of Telecom Italia Group in Telecom Argentina amounted to 19.30% as of December 31, 2013.

TELECOM ARGENTINA S.A.

On November 14, 2013, the Telecom Italia Group and Tierra Argentea announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina owned through its subsidiaries Sofora, Nortel and Tierra Argentea.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina Class B shares representing 1.58% of the capital stock of such company and Nortel ADRs representing 8% of the total Nortel Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

More information is available in “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in “Company filings search” section (Telecom Italia S.p.A) of the SEC in www.sec.gov.

(b) Balances and transactions with related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the entity that is preparing its financial statements. Related party transactions and balances are disclosed in an entity’s financial statements. The transactions between the companies controlled by Telecom Argentina (Telecom USA, Micro Sistemas, Personal, Núcleo and Springville) are eliminated in the preparation of the consolidated financial statements of the Group.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group has transactions in the normal course of business with certain related parties. For the years presented, the Company has not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, respectively:

		As of December 31,
	Type of related party	2013	2012
CURRENT ASSETS
Investments
Nortel	Direct parent Company	—	2

Total cash and cash equivalents		—	2

Trade receivables, net
Telecom Italia Sparkle S.p.A. (a)	Other related party	1	9
Telecom Italia S.p.A. (a)	Parent company	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1

Total trade receivables, net		2	11

Other receivables, net
Latin American Nautilus Ltd. (a) (d)	Other related party	76	—
Caja de Seguros S.A. (a) (b)	Other related party	27	21

Total other receivables, net		103	21

NON CURRENT ASSETS
Other receivables, net
Latin American Nautilus Ltd. (a) (b)	Other related party	88	—

Total other receivables, net		88	—

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	176	97
Latin American Nautilus Ltd. (a)	Other related party	3	30
Telecom Italia S.p.A. (a)	Parent company	12	22
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	10
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participacoes S.A. (a)	Other related party	1	2
Caja de Seguros S.A. (a) (b)	Other related party	38	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	5

Total trade payables		247	192

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2013	2012	2011
Caja de Seguros S.A. (a) (b)	Recovery of insurance	Other related party	231	148	57
Standard Bank (b) (c)	Equipment and handsets	Other related party	—	24	22
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	17	12	19
TIM Participacoes S.A. (a)	Roaming	Other related party	13	13	10
Telecom Italia S.p.A. (a)	Roaming	Parent company	3	3	2
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	2	3	1

Total services rendered			266	203	111

TELECOM ARGENTINA S.A.

	Transaction		Years ended December 31,
Services received	description	Type of related party	2013	2012	2011
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security - Insurance	Other related party	(47)	(36)	(26)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(18)	(14)	(11)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(6)	(4)
Latin American Nautilus Ltd. (a).	International inbound calls and data	Other related party	(104)	(101)	(84)
Italtel Group (a)	Maintenance, materials and supplies	Other related party	(65)	(75)	(55)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(31)	(29)	(32)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(23)	(28)	(30)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(7)	(3)	(9)
TIM Participacoes S.A. (a)	Roaming	Other related party	(13)	(12)	(7)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(9)	(8)	(6)

Total services received			(326)	(312)	(264)

	Transaction		Years ended December 31,
	description	Type of related party	2013	2012	2011
Finance income
Nortel	Interest	Direct parent Company	5	—	—
Standard Bank (b) (c)	Interest	Other related party	—	5	4

Total finance increase			5	5	4

		Years ended December 31,
	Type of related party	2013	2012	2011
Purchases of PP&E and intangible assets
Italtel Group (a)	Other related party	153	69	66
Telecom Italia S.p.A. (a)	Parent company	—	4	—

Total purchases of PP&E and intangible assets		153	73	66

		As of December 31,
	Type of related party	2013	2012
Commitments	Other related parties	363	384

		363	384

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina - Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(c) Key Managers

Compensation for the Key Managers, including social security contribution, amounted to $70, $52 and $58 for the years ended December 31, 2013, 2012 and 2011, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2013	2012	2011
Salaries (1)	34	22	19
Variable compensation (1) (2)	21	18	25
Social security contributions (2)	12	10	12
Termination benefits	3	2	2

	70	52	58

(1)	Gross compensation. Social security and income tax retentions are in charge of the employee.
(2)	During year 2013, was recorded an adjustment on the variable compensation of Key Managers of the Telecom Group and its social security contributions for an amount of 1 and 4 as of December 31, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, respectively, an amount of $25, $20 and $32 remained unpaid.

The estimated compensation of the members of the Telecom Argentina’s Board of Directors for fiscal year 2013 is approximately of $13. The compensation for the members of the Telecom Argentina’s Board of Directors approved by the Ordinary Annual Shareholders’ Meeting for fiscal years 2012 and 2011 were approximately of $9 and $7, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

TELECOM ARGENTINA S.A.

Note 28 – Segment information

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Company has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Company’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

Segment financial information for the years 2013, 2012 and 2011 was as follows:

For the year ended December 31, 2013

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	—	(4,152)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	220	(2,641)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	—	(2,689)
Commissions	(177)	(1,970)	(112)	(2,082)	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	(708)
Provisions	(169)	(101)	—	(101)	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	91	(1,252)

Operating income before D&A	1,747	5,390	427	5,817	—	7,564
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	(173)

Operating income	622	3,694	202	3,896	—	4,518
Financial results, net	213	334	(19)	315	—	528

Income before income tax expense	835	4,028	183	4,211	—	5,046
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	—	(1,792)

Net income	538	2,556	160	2,716	—	3,254

Net income attributable to Telecom Argentina (Controlling Company)						3,202
Net income attributable to non-controlling interest						52

						3,254

(1)
Service revenues	6,926	16,003	1,083	17,086	—	24,012
Equipment sales	80	3,126	69	3,195	—	3,275
Other income	33	24	6	30	—	63

Subtotal third party revenues	7,039	19,153	1,158	20,311		27,350
Intersegment revenues	1,258	116	8	124	(1,382)	—

Total revenues and other income	8,297	19,269	1,166	20,435	(1,382)	27,350

☐ Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669	—	11,226
Intangible assets, net	376	1,098	46	1,144	(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927	—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769	—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696	—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761	—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	—	5,354
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,233
Abroad	1,232	1,413	1,146

Total	27,350	27,350	13,379

TELECOM ARGENTINA S.A.

For the year ended December 31, 2012

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	7,145	15,354	873	16,227	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	—	(3,269)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	159	(2,109)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	—	(2,018)
Commissions	(169)	(1,745)	(92)	(1,837)	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	(326)
Provisions	(89)	(65)	1	(64)	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	85	(1,027)

Operating income before D&A	1,645	4,594	331	4,925	—	6.570
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	8

Operating income	723	3,069	174	3,243	—	3,966
Financial results, net	52	186	(9)	177	—	229

Income before income tax expense	775	3,255	165	3,420	—	4,195
Income tax expense, net	(273)	(1.170)	(20)	(1.190)	—	(1,463)

Net income	502	2,085	145	2,230	—	2,732

Net income attributable to Telecom Argentina (Controlling Company)						2,685
Net income attributable to non-controlling interest						47

						2,732

(1)
Service revenues	5,942	13,312	835	14,147	—	20,089
Equipment sales	81	1,915	32	1,947	—	2,028
Other income	75	4	—	4	—	79

Subtotal third party revenues	6,098	15,231	867	16,098	—	22,196
Intersegment revenues	1,047	123	6	129	(1,176)	—

Total revenues and other income	7,145	15,354	873	16,227	(1,176)	22,196

☐ Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	9,035
Intangible assets, net	372	1,115	28	1,143	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	—	3,648
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,991
Abroad	910	1,166	832

Total	22,196	22,196	10,823

TELECOM ARGENTINA S.A.

For the year ended December 31, 2011

☐	Income statement information

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Eliminations	Total
Total revenues and other income (1)	6,234	12,558	718	13,276	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	—	(2,609)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	126	(1,719)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	—	(1,595)
Commissions	(139)	(1,353)	(84)	(1,437)	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	(599)
Cost of VAS	(5)	(157)	(20)	(177)	—	(182)
Provisions	(164)	(61)	—	(61)	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	(169)
Other operating expenses	(443)	(379)	(33)	(412)	70	(785)

Operating income before D&A	1,620	4,109	264	4,373	—	5,993
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	(620)
Gain on disposal of PP&E	20	2	—	2		22

Operating income	822	2,921	114	3,035	—	3,857
Financial results, net	(27)	118	(11)	107	—	80

Income before income tax expense	795	3,039	103	3,142	—	3,937
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	—	(1,395)

Net income	517	1,936	89	2,025	—	2,542

Net income attributable to Telecom Argentina (Controlling Company)						2,513
Net income attributable to non-controlling interest						29

						2,542

(1)
Service revenues	5,240	10,983	688	11,671	—	16,911
Equipment sales	89	1,472	26	1,498	—	1,587
Other income	20	10	—	10	—	30

Subtotal third party revenues	5,349	12,465	714	13,179	—	18,528
Intersegment revenues	885	93	4	97	(982)	—

Total revenues and other income	6,234	12,558	718	13,276	(982)	18,528

☐ Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	—	2,684
☐ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,208
Abroad	759	1,040	661

Total	18,528	18,528	9,869

TELECOM ARGENTINA S.A.

Note 29 – Sale of the Equity Interest in Springville

Description of the operation

On November 2013, Personal received a binding and irrevocable offer for the sale of its total equity interest in Springville, a company incorporated in Montevideo, República Oriental del Uruguay.

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

On February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. In addition, the agreement includes a series of declarations and guarantees standards for this type of operations made by Personal and the counterpart in respect to Springville, and made by Personal on itself, and others ones made by the buyers in respect to themselves.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale.

The results were presented as results in discontinuation. Assets, liabilities, operating expenses and cash flows considered by Telecom Group accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below are detailed assets, liabilities, net results and cash flows in discontinuation - net of eliminations- related to Springville.

Assets and liabilities - discontinued operations

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

TELECOM ARGENTINA S.A.

Net results - discontinued operations

Income statements

	For the years ended December 31,
	(in thousands of pesos)
	2013	2012
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(15)	(43)
Other operating expenses	(14)	(19)

Operating losses before depreciation	(355)	(525)
Depreciation of PP&E	—	(98)

Operating losses	(355)	(623)
Finance income – Exchange differences	38	17
Finance expenses – Exchange differences	(17)	(6)

Losses before income tax expense	(334)	(612)
Income tax expense	(2)	(7)

Net losses for the year	(336)	(619)

Impairment of assets available for sale	(250)	—

Net losses – discontinued operations	(586)	(619)

Currency translation adjustments (non-taxable)	89	115

Total comprehensive income – discontinued operations	(497)	(504)

Cash Flows - discontinued operations

	For the years ended December 31,
	(in thousands of pesos)
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES

Total cash flows used by operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

Note 30 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Telecom Argentina
Fiscal year 2013:
March 31	6,064	1,799	1,115	135	813	802
June 30	6,649	1,825	945	79	662	652
September 30	7,114	1,930	1,203	163	886	870
December 31	7,460	2,010	1,255	151	893	878

	27,287	7,564	4,518	528	3,254	3,202

Fiscal year 2012:
March 31	5,126	1,647	1,033	61	708	698
June 30	5,254	1,492	849	51	586	577
September 30	5,645	1,587	921	47	629	616
December 31	6,092	1,844	1,163	70	809	794

	22,117	6,570	3,966	229	2,732	2,685

Fiscal year 2011:
March 31	4,134	1,431	958	19	640	634
June 30	4,450	1,474	971	(2)	636	627
September 30	4,775	1,496	934	21	616	609
December 31	5,139	1,592	994	42	650	643

	18,498	5,993	3,857	80	2,542	2,513

TELECOM ARGENTINA S.A.

Note 31 – Restrictions on distribution of profits and dividends

(a) Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

As provided RG No. 609/12 of the CNV, since the fiscal year 2012, positive retained earnings generated by the adoption of IFRS ($370 for Telecom Argentina), will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve was approved by the Ordinary Annual Shareholders’ Meeting that considered the consolidated financial statements for fiscal year 2012 for a total amount of $351.

(b) Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier Constitution of the Legal reserve. The retained earnings as of 31 December, 2013 are positive and amounted to $3,202.

	2013	2012	2011

Dividends declared and paid by Telecom Argentina during the year ($1.03, $0.82 and $0.93 peso per share, respectively)	(*) 1,000	807	915

Proposed for approval at the Annual General Meeting (not recognized as a liability as at December 31)	(**)	—	807

(*)	By reversal of the reserve for future cash dividends
(**)	As of the date of the issuance of these consolidated financial statements the Board of Directors of the Company has resolved to defer the proposal of allocation of the retained earnings to the Annual Shareholders meeting.

Note 32 – Subsequent events as of December 31, 2013

Sale of the equity interest on Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. Further information about this operation and its accounting effects is described in Note 29 to these consolidated financial statements.

Adrián Calaza	Enrique Garrido
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of December 31, 2013 under IFRS. Additional information is given in Note 1.c) to the consolidated financial statements.

2.	The Company’s activities for fiscal year December 31, 2013 (“FY13”) and 2012 (“FY12”)

Total revenues and other income for FY13 reached $27,350 (+23.2% vs. FY12), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – totaled $22,832 (+25.2% vs. FY12), operating income before depreciation and amortization reached $7,564 – representing 27.7% of consolidated revenues– (+15.1% vs. FY12), operating income reached $4,518 (+13.9% vs. FY12) and net income totaled $3,254 (+19.1% vs. FY12). Net income attributable to Telecom Argentina reached $3,202 in FY13 (+19.3% vs. FY12).

			Variation
	FY13	FY12	$	%
Revenues	27,287	22,117	5,170	23.4
Other income	63	79	(16)	(20.3)
Operating costs without depreciation and amortization	(19,786)	(15,626)	(4,160)	26.6

Operating income before depreciation and amortization	7,564	6,570	994	15.1
Depreciation and amortization	(2,873)	(2,612)	(261)	10.0
Gain on disposal of PP&E and impairment of PP&E	(173)	8	(181)	n/a

Operating income	4,518	3,966	552	13.9
Financial results, net	528	229	299	130.6

Income before income tax expense	5,046	4,195	851	20.3
Income tax expense	(1,792)	(1,463)	(329)	22.5

Net income	3,254	2,732	522	19.1

Attributable to:
Telecom Argentina (Controlling Company)	3,202	2,685	517	19.3
Non-controlling interest	52	47	5	10.6

	3,254	2,732	522	19.1

Basic and diluted earnings per share attributable to Telecom Argentina (in pesos)	3.27	2.73

•	Total revenues and other income

During FY13 consolidated total revenues increased 23.4% (+$5,170 vs. FY12) reaching $27,287 mainly fueled by the Broadband, data transmission and mobile businesses, while consolidated other income decreased 20.3% (-$16 vs. FY12).

			Variation
	FY13	FY12	$	%
Services
Voice – Retail	2,656	2,475	181	7.3
Voice – Wholesale	786	739	47	6.4
Internet	2,521	1,993	528	26.5
Data	963	735	228	31.0

Subtotal fixed services	6,926	5,942	984	16.6

Voice – Retail	4,773	4,461	312	7.0
Voice – Wholesale	1,930	1,838	92	5.0
Internet	2,088	1,248	840	67.3
Data	7,212	5,765	1,447	25.1

Subtotal Personal mobile services	16,003	13,312	2,691	20.2

Voice – Retail	388	329	59	17.9
Voice – Wholesale	112	85	27	31.8
Internet	270	154	116	75.3
Data	313	267	46	17.2

Subtotal Núcleo mobile services	1,083	835	248	29.7

Total services revenues	24,012	20,089	3,923	19.5

Equipment
Fixed services	80	81	(1)	(1.2)
Personal mobile services	3,126	1,915	1,211	63.2
Núcleo mobile services	69	32	37	115.6

Total equipment sales	3,275	2,028	1,247	61.5

Total revenues	27,287	22,117	5,170	23.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

I

TELECOM ARGENTINA S.A.

Services revenues amounted to $24,012 (+19.5% vs. FY12) and represented 88.0% of consolidated revenues (vs. 90.8% in FY12). Equipment revenues increased 61.5%, amounting to $3,275 and represented 12.0% of consolidated revenues (vs. 9.2% in FY12).

Fixed services

During FY13, services revenues generated by these services amounted to $6,926, +$984 or 16.6% vs. FY12, where Internet revenues have grown the most (+$528 or 26.5% vs. FY12), followed by data transmission (+$228 or 31.0% vs. FY12) and voice retail services (+$181 or 7.3% vs. FY12).

•	Voice

Voice retail revenues reached $2,656 in FY13 (+7.3% vs. FY12). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 33% of net sales of the segment in FY13 (vs. 36% in FY12).

Monthly Charges and Supplementary Services increased $89 or 8.6% vs. FY12, reaching $1,121, as a consequence of an increase in supplementary services (not regulated), mainly due to the rise of their prices and the increase of the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,395 (+$89 or 6.8% vs. FY12), mainly due to the increase in the commercialization of domestic plans and domestic long distance services.

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $70) amounted to $786 in FY13 (+6.4% vs. FY12). Interconnection fixed and mobile revenues reached $547. The other wholesale revenues amounted to $239 in FY13 (+$16 or 7.2% vs. FY12).

•	Internet

Internet revenues amounted to $2,521 (+$528 or 26.5% vs. FY12) mainly due to the expansion of the Broadband service (+4.8% of customers vs. FY12) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $124,7 pesos per month in FY13 vs. $102.3 pesos per month in FY12. As of December 31, 2013, Telecom Argentina reached approximately 1.707.000 ADSL customers. These connections represent approximately 41% of Telecom Argentina’s fixed lines in service (vs. 39% in FY12).

Internet revenues represent 9.2% of consolidated revenues (vs. 9.0% in FY12) and 36.4% of Fixed Services segment revenues (vs. 33.5% in FY12).

•	Data

Data transmission revenues amounted to $963 (+$228 vs. FY12), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of Integra and VPN IP services (private data networks services that replaces the point to point services) in the retail segment, to the increase in the IP traffic in the wholesale segment; and to the increase in the monthly charges and transmission Datacenter services (especially in Hosting and Housing monthly charges, and Value added services transmission).

•	Personal Mobile Services

During FY13, total services revenues amounted to $16,003, +$2,691 or 20.2% vs. FY12, being the principal business segment in revenues terms (58.6% and 60.2% of consolidated revenues in FY13 and FY12, respectively). Personal reached 20 million subscribers in Argentina (+5.9% vs. FY12) maintaining the leadership in revenues in the mobile industry. Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

•	Voice

Voice retail revenues amounted to $4,773 in FY13 (+7.0% vs. FY12). The increase was mainly due to the increase in the lines billed, mainly fueled by the increase in monthly charges prices and the increase in the subscriber base, specially “prepaid” and “Cuentas Claras” subscribers.

Voice wholesale revenues amounted to $1,930 in FY13 (+5.0% vs. FY12). The increase was mainly due to higher TLRD traffic, to an increase in roaming sales in the national segment and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

II

TELECOM ARGENTINA S.A.

•	Internet

Mobile Internet revenues amounted to $ 2,088 (+$840 or 67.3% vs. FY12). This increase is mainly explained by the increase in consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet dongles subscribers.

•	Data

Mobile data services revenues amounted to $7,212 (+$1,447 or 25.1% vs. FY12). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially the growth of the offers of SMS with contents, which represented an inter-annual increase of $1,280. This increase was reflected both in prepaid and postpaid subscribers and it’s mainly due to the increase in average prices and, to a lesser extent, to the increase in the subscriber base.

As a consequence of the increase in the use of VAS (Internet and data), ARPU increased to $66.8 pesos per month in FY13 (vs. $57.7 pesos per month in FY12).

VAS revenues (data and Internet) amounted to $9,300 (+32.6% vs. FY12) and represented 58.1% of the services revenues of Personal Mobile Services segment (vs. 52.7% in FY12).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,083 during FY13 (+$248 or 29.7% vs. FY12) mainly due to the increase in the subscriber base (+5.2%), to the appreciation of the Guaraní respect to the argentine peso (+33% inter-annual) generating a positive effect in revenues conversion and the increase of Mobile Internet revenues (+75.3% vs. FY12) related to the increase of subscribers traffic that have mobile equipment prepared for that purpose. As of December 31, 2013, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in FY13, respectively.

VAS revenues (data and Internet) amounted to $583 (+38.5% vs. FY12) and represented 53.8% of Núcleo Mobile Services segment services revenues (vs. 50.4% in FY12).

Equipment

Revenues from equipment amounted to $3,275, +$1,247 or 61.5% vs. FY12. This increase is mainly related to the Personal Mobile Services segment with an increase of $1,211 vs. FY12. The increase was mainly due to an increase in the handset’s average prices (+72.2% vs. FY12), partially offset by lower handsets sold (-5.1% vs. FY12). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to a higher number of handsets sold as a result of the launch of targeted promotions to capture new subscribers and retaining existing ones, associated to the effect of the appreciation of the Guaraní respect to the argentine peso.

Operating costs

Consolidated operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – totaled $22,832 in FY13, which represents an increase of $4,602 or +25.2% vs. FY12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in taxes, especially by the increase in the average rates of the turnover tax, the increase in provisions related to regulatory matters, the increase in provisions related to claims and other regulatory contingencies, the increase of VAS costs and the effect of the appreciation of the Guaraní (+33% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

III

TELECOM ARGENTINA S.A.

			Variation
	FY13	FY12	$	%
Employee benefit expenses and severance payments	(4,152)	(3,269)	(883)	27.0
Interconnection costs and other telecommunication charges	(1,829)	(1,707)	(122)	7.1
Fees for services, maintenance, materials and supplies	(2,641)	(2,109)	(532)	25.2
Taxes and fees with the Regulatory Authority	(2,689)	(2,018)	(671)	33.3
Commissions	(2,754)	(2,263)	(491)	21.7
Agent commissions capitalized as SAC	551	314	237	75.5
Cost of equipment and handsets	(3,366)	(2,506)	(860)	34.3
Cost of equipment and handsets capitalized as SAC	255	463	(208)	(44.9)
Advertising	(656)	(660)	4	(0.6)
Cost of VAS	(708)	(326)	(382)	117.2
Provisions	(270)	(153)	(117)	76.5
Bad debt expenses	(283)	(275)	(8)	2.9
Recovery of restructuring costs/(restructuring costs)	8	(90)	98	n/a
Other operating expenses	(1,252)	(1,027)	(225)	21.9

Operating income before depreciation and amortization	(19,786)	(15,626)	(4,160)	26.6

Depreciation of PP&E	(1,983)	(1,792)	(191)	10.7
Amortization of SAC and service connection costs	(867)	(797)	(70)	8.8
Amortization of other intangible assets	(23)	(23)	—	—
Gain on disposal of PP&E and impairment of PP&E	(173)	8	(181)	n/a

Total operating costs	(22,832)	(18,230)	(4.602)	25.2

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $4,152 (+$883 or 27.0% vs. FY12). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,581 by the end of FY13, slightly lower than FY12 between employees and eventual employees, lines in service per employee reached 375 in the Fixed Services segment (slightly higher than FY12), subscribers per employee reached 3,897 in the Personal Mobile Services segment (+7.9% vs. FY12) and subscribers per employee reached 5,696 (+8.9% vs. FYM12) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, and cost of international outbound calls and lease of circuits) amounted to $1.829 (+$122 or 7.1% vs. FY12) mainly due to higher traffic volume in the domestic market.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $2,641, +$532 or 25.2% vs. FY12. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) amounted to $2,689 (+33.3% vs. FY12), influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher average rates of the turnover tax, especially in Autonomous City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $2,754 (+$491 or 21.7% vs. FY12), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales and prepaid recharges and the increase in collections.

On the other hand, agent commissions capitalized as SAC amounted to $551, +$237 or 75.5% vs. FY12, and it’s directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

IV

TELECOM ARGENTINA S.A.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $3,366 (+$860 or 34.3% vs. FY12) mainly due to an increase in the average unit cost of sales related to higher-value handsets (+72.2% vs. FY12) and to a decrease in the handsets sold (-5.1% vs. FY12) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold to postpaid and “Cuentas Claras” subscribers amounted to $255, -$208 or -44.9% vs. FY12. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment (88% in FY13 vs. 21% in FY12).

Advertising

Advertising amounted to $656 (-$4 or -0.6% vs. FY12), mainly due to a reduction in the commercial campaigns of Personal and Arnet as compared to FY12.

Cost of VAS

Cost of VAS amounted to $708 (+$382 vs. FY12), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially a higher offer oriented to the consumption of SMS with contents.

Provisions

Provisions amounted to $270, +$117 or 76.5% vs. FY12. The increase was mainly due to higher regulatory and municipal claims (+$84 vs. FY12) and higher civil and commercial claims (+$62 vs. FY12), partially offset by lower labor claims (-$29 vs. FY12).

Bad debt expenses

Bad debt expenses amounted to $283 (+$8 vs. FY12), representing approximately 1% and 1.2% of consolidated revenues in FY13 and FY12, respectively. The increase was mainly observed in Núcleo Mobile Services segment as a consequence of higher aging of the accounts receivables.

Recovery of restructuring costs/(restructuring costs)

Recovery of restructuring costs amounted to $8 in FY13 and is related to the finalization of the Restructuring Plan initiated by the Telecom Group in the last quarter of 2012.

Other operating costs

Other operating costs amounted to $1,252 (+$225 or +21.9% vs. FY12). The increase was mainly due to higher prices on related services, especially in freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $7,564 in FY13 (+$994 or +15.1% vs. FY12), representing 27.7% of consolidated revenues in FY13 (vs. 29.7% in FY12). This growth was mainly fueled by the Personal Mobile Services segment (+$796 or +17.3% vs. FY12).

Depreciation and amortization

Depreciation and amortization amounted to $2,873 (+$261 or +10.0% vs. FY12). The increase in PP&E depreciation amounted to $191 and the increase in amortization of SAC and service connection costs amounted to $70. The increase in depreciation and amortization corresponds 34.5% to the Fixed Services segment and 65.5% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to $14, +$6 vs. FY12, and is mainly related to the Personal Mobile Services segment. Impairment of PP&E amounted to $187 in FY13 and is mainly related to the discontinuation of commercial systems of Personal (amounting to $65) and to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows (amounting to $122).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

V

TELECOM ARGENTINA S.A.

•	Operating income

Operating income amounted to $4,518 in FY13 (+$552 or +13.9% vs. FY12). The margin over consolidated revenues represented 16.6% in FY13 (vs. 17.9% in FY12). Personal Mobile Services segment shows the higher increase (+$625 vs. FY12).

•	Financial results, net

Financial results, net resulted in a net gain of $528, representing an improvement of $299 vs. FY12. This was mainly due to higher financial interest on time deposits (including interests on related parties) and other investments (+$364 vs. FY12), higher gains on mutual funds (+$69 vs. FY12), higher gains on NDF (+$55 vs. FY12), and higher interests on receivables (+$35 vs. FY12), partially offset by a higher foreign currency exchange loss of $233.

•	Net income

Telecom Argentina reached a net income of $3,254 in FY13, +$522 or +19.1% when compared to FY12. Net income attributable to Telecom Argentina reached $3.202 in FY13, +$517 or +19.3% when compared to FY12.

•	Net financial assets

As of December 31, 2013, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $5.354, showing an increase of $1,706 as compared to December 31, 2012 (totalized $3,648), mainly due to an increase in the generation of cash from operating activities of the Telecom Group. The Fixed Services segment shows a financial asset of $1,699, the Personal Mobile Services segment shows a financial asset of $3,896 and the Núcleo Mobile Services segment shows a net financial debt of $211.

•	Capital expenditures (CAPEX)

CAPEX composition for FY13 and FY12 is as follows:

	In millions of $		% of participation		Variation
	FY13	FY12	FY13	FY12	$	%
Fixed Services	2,155	1,429	44%	44%	726	51
Personal Mobile Services	2,369	1,635	49%	50%	734	45
Núcleo Mobile Services	327	193	7%	6%	134	69

Total CAPEX	4,851	3,257	100%	100%	1,594	49

PP&E CAPEX amounted to $3,964 and intangible assets CAPEX amounted to $887 in FY13, while in FY12 amounted to $2,415 and $842, respectively.

In relative terms, CAPEX represented 17.8% of consolidated revenues in FY13 (vs.14.7% in FY12), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for FY13 and FY12 are as follows:

	In millions of $		% of participation		Variation
	FY13	FY12	FY13	FY12	$	%
Fixed Services	2,453	1,547	47%	45%	906	59
Personal Mobile Services	2,437	1,679	47%	49%	758	45
Núcleo Mobile Services	324	190	6%	6%	134	71

Total additions	5,214	3,416	100%	100%	1,798	53

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the enlargement of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VI

TELECOM ARGENTINA S.A.

3.	Summary of comparative consolidated statements of financial position

	December 31,
	2013	2012	2011	2010	2009
Current assets	9,751	6,986	5,450	3,624	2,943
Non-current assets	13,379	10,823	9,869	8,699	7,916

Total assets	23,130	17,809	15,319	12,323	10,859

Current liabilities	9,050	5,883	5,519	4,510	4,201
Non-current liabilities	2,029	1,768	1,635	1,302	1,061

Total liabilities	11,079	7,651	7,154	5,812	5,262

Equity attributable to Telecom Argentina (Controlling Company)	11,783	9,959	8,021	6,404	5,509
Equity attributable non-controlling interest	268	199	144	107	88

Total Equity	12,051	10,158	8,165	6,511	5,597

Total liabilities and equity	23,130	17,809	15,319	12,323	10,859

4.	Summary of comparative consolidated income statements

	FY13	FY12	FY11	FY10	FY09
Revenues and other income	27,350	22,196	18,528	14,652	12,191
Operating costs	(22.832)	(18,230)	(14,671)	(11,490)	(9,575)

Operating income	4,518	3,966	3,857	3,162	2,616
Financial results, net	528	229	80	(137)	(401)

Income before income tax expense	5,046	4,195	3,937	3,025	2,215
Income tax expense	(1,792)	(1,463)	(1,395)	(1,076)	(798)

Net income	3,254	2,732	2,542	1,949	1,417

Other comprehensive income, net of tax	133	91	27	18	20

Total comprehensive income	3,387	2,823	2,569	1,967	1,437

Net comprehensive income attributable to Telecom Argentina	3,285	2,745	2,532	1,948	1,411
Net comprehensive income attributable to non-controlling interest	102	78	37	19	26

5.	Statistical data (in physical units)

•	Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,536	(39)	3,806	1	3,797	(5)	3,836	1	3,852	1
NGN lines	1,164	25	1,045	40	996	22	853	32	743	65

Installed lines (a)	4,700	(14)	4,851	41	4,793	17	4,689	33	4,595	66

Lines in service (b)	4,124	—	4,128	(12)	4,141	9	4,107	20	4,060	16

Customers lines (c)	4,044	1	4,045	(11)	4,057	10	4,019	21	3,967	17

Public phones installed	34	—	37	(1)	40	(1)	45	(1)	50	(2)

Lines in service per 100 inhabitants (d)	20.4	—	20.6	(0.1)	20.8	—	20.8	0.1	20.7	—

Lines in service per employee (e)	375	2	371	2	373	1	379	9	366	5

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,707	38	1,629	17	1,550	45	1,380	50	1,214	44

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VII

TELECOM ARGENTINA S.A.

•	Mobile services

Personal (in thousands, except for lines per employee disclosed in units)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,417	(33)	2,386	33	2,178	85	1,805	81	1,591	35

“Cuentas claras” plans	3,879	130	3,477	136	3,139	161	2,796	29	2,709	(14)

Prepaid subscribers	13,540	166	12,720	(11)	12,414	132	11,426	190	10,051	421

Dongles (*)	252	(30)	392	(92)	462	29	306	45	124	39

Total subscribers	20,088	233	18,975	66	18,193	407	16,333	345	14,475	481

Lines per employee	3,897	—	3,612	—	3,774	—	3,738	—	3,810	—

Núcleo (in thousands, except for lines per employee disclosed in units)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29	(1)	30	1	29	1	25	—	24	—

“Plan control” subscribers	297	7	261	12	220	7	191	11	153	4

Prepaid subscribers	1,936	11	1,872	12	1,792	53	1,604	—	1,605	14

Dongles (*)	153	(4)	132	7	100	10	48	12	12	4

Subtotal mobile	2,415	13	2,295	32	2,141	71	1,868	23	1,794	22

Internet subscribers - Wimax	5	—	6	(1)	8	—	10	—	12	—

Total subscribers	2,420	13	2,301	31	2,149	71	1,878	23	1,806	22

Lines per employee (**)	5,696	—	5,228	—	4,945	—	4,512	—	4,251	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

6.	Consolidated ratios

December 31,	FY13	FY12
Liquidity (1)	1.08	1.19
Solvency (2)	1.09	1.33
Locked-up capital (3)	0.58	0.61
Profitability (4)	0.29	0.30

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.
(4)	Net income for the year/ total equity average.

7.	Outlook

In 2014 the evolution prospects for fixed line services are expected to continue in line with the tendency experienced in recent years and influenced by the market maturity. Arnet Broadband business got well-positioned to continue to capture market opportunities.

With regard to prices, in the Fixed Services segment, the resolution of the Letter of Understanding of March 6, 2006 executed with the National Government is still pending and the rate adjustments of regulated services is also yet to be implemented. Both would restore Telecom Argentina’s financial and economic equation. Constant pressures on the Company’s cost structure accentuate this need.

Also, in 2014 is still pending of reviewing the mechanism of contribution to SU Fund and the compensation for incumbent operators of economic and financial losses incurred in services rendered since 2001, to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services. We also expect the definition of criterias for mobile operators, who have not reached the maximum radio spectrum prescribed by regulation, to increase their range, so as to make feasible the provision of mobile services with the quality that investments in infrastructure allow. We expect that the regulatory authority continue working with operators as well as municipalities to enable operators to install the necessary sites to improve their network coverage.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VIII

TELECOM ARGENTINA S.A.

Is expected to continue growing over the media market in value and in subscriber base at lower rates than those of recent years, with the consolidation leadership strengths of Personal: Value Added Services, especially mobile Internet - they continue to be one of the key sources of revenues growth, (in 2013 Value Added Services accounted for about 58% of service revenues of the mobile Services - Personal segment) positioning in the youth segment , the social media strategy and brand association with music, by developing massive festivals that integrates Personal Fest festivals in all the country.

During 2014, Personal will continue to work on expanding the mobile Internet experience, assuming a responsibility over quality of services as a challenge, continuing with the technological reconversion of the national network and the possible resolution of the spectrum requirements.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will be the drivers to revenues since proposals of value. The opportunity to grow in capacity data will come from the network evolution to 4G, once the spectrum availability enables its development.

Also, forecast comes mainly from three factors: the innovative and active role of operators in the evolution of the industry value chain, the ability to develop and promote mobile Internet -as convergent operator- an unique and satisfying customer experience of access to the digital world through any device, and the ability to empathize with customers and provide them a service of quality.

To provide customers with new and better services, the Telecom Group will continue with its investment plans that are expected to require expenditures in 2014 of approximately 17% of the estimated revenues for 2013. Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and support systems. Personal will enhance its network infrastructure by expanding coverage of its 3G and HSDPA+ technology and bandwidth for mobile data transmissions and commercial systems improvements.

The strategy implemented by the Company’s Management sets and our investments plans forth the basic standards that will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market. The Telecom Group’s innovation and investment plans are based on this future vision and on its commitment to its country and people.

Enrique Garrido
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

IX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	March 27, 2014	By:	/s/ Enrique Garrido
			Name:	Enrique Garrido
			Title:	Chairman